9/12

02066307

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lojas Americanas S.A.

*CURRENT ADDRESS

**FORMER NAME BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
JAN 07 2003
THOMSON FINANCIAL

FILE NO. 82- 4572 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 12/9/02

(A free translation of the original report in Portuguese on financial statements, prepared in conformity with accounting requirements determined by Brazilian Corporate Law)

Lojas Americanas S.A.

Financial Statements at December 31, 2001 and 2000 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua da Candelária, 65 11º - 15º
20091-020 Rio de Janeiro, RJ - Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319

(A free translation of the original opinion in Portuguese on financial statements, prepared in conformity with accounting requirements determined by Brazilian Corporate Law)

Report of Independent Accountants

January 23, 2002

To the Directors and Stockholders
Lojas Americanas S.A.

1 We have audited the accompanying balance sheets of Lojas Americanas S.A. and the consolidated balance sheets of Lojas Americanas S.A. and its subsidiary companies as of December 31, 2001 and 2000 and the related statements of income, of changes in stockholders' equity and of changes in financial position of Lojas Americanas S.A., and the related consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Lojas Americanas S.A. and of Lojas Americanas S.A. and its subsidiaries as of December 31, 2001 and 2000 and the results of operations, the changes in stockholders' equity and the changes in financial position, as well as the consolidated results of operations and the changes in consolidated financial position for the years then ended, in conformity with accounting requirements determined by Brazilian Corporate Law.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ

Antonio de Souza Campos
Partner
Contador CRC-RJ-12.860-1

LOJAS AMERICANAS S.A.

BALANCE SHEETS AT DECEMBER 31

In thousands of reais

(A free translation of the original in Portuguese prepared in confirmity with accounting requirements requirements determined by Brazilian Corporate Law)

	Parent Company		Consolidated	
	2001	2000	2001	2000
ASSETS				
CURRENT ASSETS				
Cash and banks	20.529	22.541	34.005	24.840
Money market investments	256.388	92.660	611.441	322.276
Accounts receivable from customers	113.901	135.729	150.592	144.591
Inventories	186.175	159.335	193.974	162.071
Recoverable taxes	36.008	37.246	37.263	38.783
Deferred income tax and social contribution	20.200		22.511	
Other accounts receivable	5.021	7.189	7.457	8.083
	638.222	454.700	1,057,243	700.644
LONG-TERM ASSETS				
Loans and advances to subsidiary companies	425	892		
Accounts receivable from stockholders				
Share option plan	63.379	54.268	63.379	54.268
Deferred income tax and social contribution	83.785	99.615	84.303	101.338
Judicial deposits	33.558	30.617	34.520	31.406
Other accounts receivable	764	306	846	388
	181.911	185.698	183.048	187.400
PERMANENT ASSETS				
Investments	230.246	183.340	442	1.377
Property and equipment	75.325	83.228	84.795	90.660
Deferred charges	66.440	63.975	71.003	65.837
	372.011	330.543	156.240	157.874
	1,192,144	970.941	1,396,531	1,045,918

	Parent Company		Consolidated	
	2001	2000	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Suppliers	285.398	204.751	301.494	212.966
Loans and financing	43.012	18.918	187.158	108.310
Salaries and social security contributions	18.134	16.135	30.488	19.857
Taxes and contributions	33.224	35.620	35.033	37.247
Dividends and participations proposed	17.974		18.047	
Third party's fees	4.245	7.326	4.614	7.711
Provision for contingencies	6.193	9.045	6.432	9.185
Deferred income tax and social contribution	31.574		31.574	
Other accounts payable	33.784	28.993	39.309	34.663
	473.538	320.788	654.149	429.939
LONG-TERM LIABILITIES				
Loans and advances from subsidiary and associated companies	35.488	39.159	1.581	1.556
Loans and financing	370.684	329.026	411.360	329.026
Taxes and contributions	82.106	56.468	84.021	58.693
Deferred income tax and social contribution		30.265		30.265
Provision for contingencies	9.675	16.784	12.109	17.565
	497.953	471.702	509.071	437.105
MINORITY INTERESTS			12.658	423
STOCKHOLDERS' EQUITY				
Capital	117.941	117.850	117.941	117.850
Revenue reserves	130.408	87.870	130.408	87.870
Treasury stock	(27.696)	(27.269)	(27.696)	(27.269)
	220.653	178.451	220.653	178.451
	1,192,144	970.941	1,396,531	1,045,918

The accompanying notes are an integral part of these financial statements.

LOJAS AMERICANAS S.A.
STATEMENT OF INCOME
YEARS ENDED DECEMBER 31
In thousand of reais

(A free translation of the original in Portuguese prepared in confirmity with accounting requirements determined by Brazilian Corporate Law)

	Parent Company		Consolidated	
	2001	2000	2001	2000
GROSS SALES AND SERVICES REVENUE	1,663,085	1,652,261	1,764,730	1,693,079
Taxes, returns and discounts on sales	(304.457)	(309.162)	(320.715)	(316.129)
NET SALES AND SERVICES REVENUE	**1,358,628**	**1,343,099**	**1,444,015**	**1,376,950**
Cost of goods and services sold	(981.826)	(1,007,706)	(1,037,769)	(1,029,798)
GROSS PROFIT	**376.802**	**335.393**	**406.246**	**347.152**
OPERATING INCOME (EXPENSES)				
Sales	(235.878)	(260.064)	(259.173)	(295.351)
General and administrative	(34.482)	(38.585)	(49.578)	(56.106)
Directors' fees	(6.203)	(3.075)	(14.696)	(4.956)
Financial income	93.108	35.275	107.508	67.260
Financial expenses	(132.266)	(82.275)	(134.411)	(84.691)
Other operating revenues	5.497	17.254	7.264	17.254
Depreciation and amortization	(32.778)	(31.276)	(34.417)	(32.165)
	(343.002)	**(362.746)**	**(377.503)**	**(388.755)**
Operating income (loss) before participation in associated and subsidiary companies	**33.800**	**(27.353)**	**28.743**	**(41.603)**
Participation in associated and subsidiary companies	28.553	20.823	(477)	(3.436)
OPERATING INCOME (LOSS)	**62.353**	**(6.530)**	**28.266**	**(45.039)**
Non-operating income (loss)	(4.902)	(8.224)	22.285	17.310
Income (loss) before income tax and social contribution	**57.451**	**(14.754)**	**50.551**	**(27.729)**
Income tax and social contribution				
. Current	-	-	(220)	(256)
. Deferred	3.061	(5.165)	4.167	(3.442)
Income (loss) before statutory participations	**60.512**	**(19.919)**	**54.498**	**(31.427)**
Statutory employees' participations	(3.400)		(3.473)	-
Income (loss) before minority interests	**57.112**	**(19.919)**	**51.025**	**(31.427)**
Minority interests			6.087	11.508
NET INCOME (LOSS) FOR THE YEAR	**57.112**	**(19.919)**	**57.112**	**(19.919)**
Net income (loss) per one thousand shares at the end of the year	**R$ 0.83**	**R$ (0.28)**		

The accompanying notes are an integral part of these financial statements.

LOJAS AMERICANAS S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

In thousand of reais

(A free translation of the original in Portuguese prepared in confirmity with accounting requirements determined by Brazilian Corporate Law)

		Revenue reserves				
	Capital	Statutory	For investments	Treasury stock	Retained earnings	Total
At December 31, 1999	116.513	2.502	105.287	(5.954)		218.348
Capital increase paid-up in cash	1.337					1.337
Treasury stock purchases				(21.315)		(21.315)
Loss for the year					(19.919)	(19.919)
Loss offset			(19.919)		19.919	
At December 31, 2000	117.850	2.502	85.368	(27.269)		178.451
Capital increase paid-up in cash	91					91
Treasury stock purchases				(427)		(427)
Net income for the year					57.112	57.112
Appropriations of net income:						
. Statutory reserve		2.856			(2.856)	
.Proposed dividends (R$ 0.20 per 1,000 common shares and R$ 0.22 per 1,000 preferred shares)					(14.574)	(14.574)
.Investment reserve			39.682		(39.682)	
		5.358	125.050			
At December 31, 2001	117.941	130.408		(27.696)		220.653

The accompanying notes are an integral part of these financial statements.

LOJAS AMERICANAS S.A.

STATEMENT OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31

In thousand of reais

(A free translation of the original in Portuguese prepared in confirmity with accounting requirements determined by Brazilian Corporate Law)

	Parent Company		Consolidated	
	2001	2000	2001	2000
RESOURCES WERE PROVIDED BY				
Operations				
Net income (loss) for the year	57.112	(19.919)	57.112	(19.919)
Expenses (revenues) not affecting net working capital:				
. Depreciation and amortization	32.778	31.276	34.417	32.165
. Net book value of permanent asset disposals	68	55	394	55
. Participation in associated and subsidiary companies	(28.553)	(20.823)	477	3.436
. Investment exchange variation	(26.078)	(12.067)		
. Deferred income tax and social contribution	(3.061)	5.165	(4.167)	3.442
. Exchange variation of foreign subsidiary's long-term liabilities (assets)			(232)	(217)
	32.266	(16.313)	88.001	18.962
Stockholders				
. Capital increase paid-up in cash	91	1.337	91	1.337
Third parties				
. Increase in long-term liabilities	56.516	22.075	102.231	32.093
. Interest on own capital	2.770	2.535		
. Dividends from subsidiary companies		36.500		
. Decrease in investments in subsidiary companies	4.500	26.554		
Deferred income tax and social contribution transferred to current assets	20.200		22.511	
Minority interests			12.235	423
Total funds provided	116.343	72.688	225.069	52.815
RESOURCES WERE USED FOR				
Permanent assets				
. Investments	3	11.463		3.866
. Property and equipment	10.755	19.573	13.967	24.405
. Deferred	16.653	25.858	19.913	27.439
Treasury stock purchases	427	21.315	427	21.315
Proposed dividends	14.574		14.574	
Increase in long-term assets	11.585	3.442	12.225	2.928
Deferred income tax and social contribution transferred to current assets	31.574		31.574	
Total funds provided	85.571	81.651	92.680	79.953
Increase (decrease) in working capital	30.772	(8.963)	132.389	(27.138)
Changes in working capital				
CURRENT ASSETS				
. At the end of the year	638.222	454.700	1,057,243	700.644
. At the begining of the year	454.700	451.977	700.644	685.837
	183.522	2.723	356.599	14.807
CURRENT LIABILITIES				
. At the end of the year	473.538	320.788	654.149	429.939
. At the begining of the year	320.788	309.102	429.939	387.994
	152.750	11.686	224.210	41.945
INCREASE (DECREASE) IN WORKING CAPITAL	30.772	(8.963)	132.389	(27.138)

The accompanying notes are an integral part of these financial statements.

(A free translation of the original notes in Portuguese to financial statements, prepared in conformity with accounting requirements determined by Brazilian Corporate Law)

LOJAS AMERICANAS S.A.
NOTES TO THE FINANCIAL STATEMENTS
AT DECEMBER 31, 2001 AND 2000

(In thousands of Reais, except for the number of shares)

1. OPERATIONS

Lojas Americanas operates 98 consumer product retail stores (2000 - 94 stores) and 3 distribution centers, in the main state capitals and other major cities throughout Brazil. Electronic sales outlet is also offered by Lojas Americanas' subsidiary, Americanas.com Comércio Eletrônico S.A., increasing its business.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in conformity with the accounting principles established by Brazilian Corporate Law and in accordance with the complementary regulations of the Securities Commission - CVM.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Determination of income

Income is determined on the accrual basis.

(b) Current and long-term assets

Money market investments, primarily fixed income securities, are stated at realized values, including accrued income up to the balance sheet date, not exceeding market value.

Inventories of merchandise are stated at average purchase price, not exceeding market value or replacement cost. Imports in transit are stated at the cost of each item.

Deferred income tax and social contribution are calculated at the respective rates of 25% and 9% on tax losses and negative social contribution bases, as well as on temporary differences between net income and taxable income.

Other assets are stated at realizable values, including, when applicable, accrued income and monetary variations up to the balance sheet date.

(c) Permanent assets

Permanent assets are carried at cost restated up to December 31, 1995, combined with the following aspects:

- Investments in subsidiary and associated companies are accounted for by the equity method.
- Investments in overseas subsidiary companies are translated into reais based on the exchange rate in force at the end of the year.
- Depreciation of property and equipment is computed on a straight-line basis, at the rates disclosed in Note 9.
- Amortization of installations and leasehold improvements is based on the terms of the lease agreements.
- Deferred charges basically comprise expenses relating to the renovation of stores, opening of new stores, distribution centers and others projects of the Company, and are amortized on a straight-line basis at a rate of 20% per annum (p.a.), as from the opening of the stores or the conclusion of the projects.

(d) Current and long-term liabilities

Loans and financing in foreign currency are restated at the exchange rates in force at the balance sheet date and include accrued contractual interest; loans and financing in local currency are monetarily restated according to contractual rates.

Income tax and social contribution for the year are calculated on taxable income, in accordance with the rates at the end of the year.

Deferred income tax and social contribution are calculated at the respective rates of 25% and 9% on foreign income not available in Brazil.

Other accounts payable are stated at known or estimated amounts, plus, when applicable, related financial charges and monetary variations accrued up to the balance sheet date.

(e) Consolidation criteria

The consolidated financial statements have been prepared in accordance with the consolidation principles established by Brazilian Corporate Law and CVM Instruction No. 247/96 and include the financial statements of the parent company, Lojas Americanas S.A., and of the directly and indirectly controlled subsidiaries as described in Note 8(b).

The accounting principles were consistently applied to all consolidated companies and are also in line with those adopted in the previous year.

The consolidated financial statements reflect the elimination of balances relating to asset and liability accounts, to revenues and expenses and to unrealized earnings arising from intercompany operations and to the parent company's participation in the net equity of the subsidiary companies. Minority interests are shown separately.

4. ACCOUNTS RECEIVABLE FROM CLIENTS

	Parent Company		Consolidated	
	2001	2000	2001	2000
Credit cards	105,716	116,466	139,973	124,108
Checks	3,475	15,428	3,485	15,428
Others	6,566	6,536	9,115	7,929
	115,757	138,430	152,573	147,465
Allowance for doubtful accounts	(1,856)	(2,701)	(1,981)	(2,874)
	113,901	135,729	150,592	144,591

Accounts receivable are adjusted to present values using the average nominal interest rates published by the National Association of Investment Banks and Security Dealers - ANBID.

The allowance for doubtful accounts considers the average loss over the last twelve months, adjusted in accordance with management estimates of probable losses on accounts not yet due. The receivables overdue for more than 180 days are considered uncollectible and, consequently, written off against the allowance for doubtful accounts.

5. INVENTORIES

	Parent Company		Consolidated	
	2001	2000	2001	2000
Merchandise				
- At stores	135,904	95,983	135,904	95,983
- At warehouses	36,472	50,721	44,257	53,457
Imports in transit	10,854	8,149	10,854	8,149
Packaging and supplies	2,945	4,482	2,959	4,482
	186,175	**159,335**	**193,974**	**162,071**

6. RECOVERABLE TAXES

	Parent Company		Consolidated	
	2001	2000	2001	2000
Value-added tax on sales and services - ICMS	15,705	16,817	15,705	16,817
Income tax withheld at source - IRRF	12,008	14,176	12,249	14,617
Social contribution on net income - CSLL	432	412	1,008	1,019
Social Integration Program - PIS	2,022	3,618	2,022	3,618
Social Security Contributions	4,312		4,418	
Others	1,529	2,223	1,861	2,712
	36,008	**37,246**	**37,263**	**38,783**

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

(a) Presentation

According to CVM Resolution No. 273/98, the Company recorded as current and long-term assets and liabilities deferred income tax and social contribution arising from taxes losses, negative social contribution bases, temporary differences and foreign income that will only be taxed or deducted when the conditions of tax legislation be met. The amount classified as current assets refers to management's expectation of its realization in 2002, based on the taxable income of Lojas Americanas S. A. and on the taxation of foreign income recorded up to December 31, 2001. The book value of deferred tax credits is revised on an annual basis, considering the projections of future results and reflecting management's expectation of their realization by 2006.

The composition of these amounts is as follows:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Assets				
Deferred income tax:				
- Tax losses	62,670	53,000	63,597	53,968
- Temporary differences	15,368	21,826	16,289	22,000
	78,038	**74,826**	**79,886**	**75,968**
Deferred social contribution:				
- Negative bases	**20,414**	**16,931**	**21,063**	**17,449**
- Temporary differences	5,533	7,858	5,865	7,921
	25,947	**24,789**	**26,928**	**25,370**
	103,985	**99,615**	**106,814**	**101,338**
LONG-TERM	**(83,785)**	**(99,615)**	**(84,303)**	**(101,338)**
SHORT-TERM	**20,200**		**22,511**	
Liabilities				
Deferred income tax and social contribution on foreign income	31,574	30,265	31,574	30,265
LONG-TERM		**(30,265)**		**(30,265)**
SHORT-TERM	**31,574**		**31,574**	

(b) Reconciliation between nominal and effective rates

The reconciliation between nominal and effective income tax and social contribution rates is presented below:

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Income (loss) before taxes and participation	**57,451**	**(14,754)**	**50,551**	**(27,729)**
Nominal rate	34%	34%	34%	34%
Income tax and social contribution at nominal rate	(19,533)	5,016	(17,187)	9,427
Effect of additions (eliminations) on net income				
- Equity accounting	9,708	7,080	(162)	(1,168)
- Interest on own capital	(942)	(861)		
- Availability of foreign income		(9,125)		
- Exchange variations in overseas investments	8,866	4,103	8,866	4,103
- Other permanent (additions) eliminations	133	(4,761)	4,733	(3,562)
Tax effects on statutory participation	1,156		1,181	
Effects of tax credits not recognized in the year		(4,982)		(8,586)
Effects of tax credits not recognized in the previous year	4,982		8,586	
Effects of tax on minority interests not provided for			(2,070)	(3,912)
Income tax and social contribution on foreign income	(1,309)	(1,635)		
Income tax and social contribution at effective rate	**3,061**	**(5,165)**	**3,947**	**(3,698)**

8. INVESTMENTS

(a) Changes in parent company's investments

	Subsidiaries					Associated company	Total	
	Cheyney Financial S.A.	Klanil Services Ltd.	Facilita Serviços e Propagan-da S. A.	Lojas America-nas da Amazônia S.A.	Lojas Americanas Home Shopping Ltd.	Smart Club do Brasil Ltd.	2001	2000
At January 1	**142,518**		**32,684**	**4,961**	**1,824**	**985**	**182,972**	**204,208**
Acquisition		3					**3**	
Capital increase								**11,463**
Capital reduction				(4,500)			**(4,500)**	**(26,554)**
Transfer to long-term assets						(458)	(458)	
Exchange variation	25,994	84					**26,078**	**12,067**
Equity adjustment	6,892	18,263	4,016	(122)	(19)	(477)	**28,553**	**20,823**
Transfer of investment	(175,404)	175,404						
Interest on own capital			(2,770)				**(2,770)**	**(2,535)**
Dividends received								**(36,500)**
		193,754	**33,930**	**339**	**1,805**	**50**	**229,878**	**182,972**
Other investments							**368**	**368**
At December 31		**193,754**	**33,930**	**339**	**1,805**	**50**	**230,246**	**183,340**

The increase in the capital of the subsidiary Klanil Services Ltda., by means of the transfer of the investment in Cheyney Financial S.A., has been approved at a Board Meeting.

(b) Information on related parties

	%	Paid-up Capital	Share-holders' equity	Net income (loss)	Assets (liabilities) 2001	Assets (liabilities) 2000	Net revenues (expenses) 2001	Net revenues (expenses) 2000
Subsidiaries								
Klanil Services Ltd.	100.0	176,570	193,754	18,263				
Facilita Serviços e Propaganda S.A.	100.0	26,928	33,930	4,016	(31,844)	(30,904)	2,787	2,409
Lojas Americanas da Amazônia S.A.	100.0	2,288	339	(122)	(384)	(4,992)		
Lojas Americanas Home Shopping Ltd.	100.0	6,877	1,805	(19)	(1,679)	(1,707)		
Indirect Subsidiaries								
Cheyney Financial S.A.	100.0	22,378	195,754	20,266				
Americanas.Com	60.4	92,967	31,938	(15,361)				
Americanas.Com S.A. Comércio Eletrônico	60.4	68,181	19,766	(13,588)	425	892	174	266
Associated company								
Smart Club do Brasil Ltda.	15.0	100	336	(4,495)	(1,581)	(1,556)		
					(35,063)	(38,267)	2,961	2,675
Spun-off company								
São Carlos Empreendimentos e Participações S.A. (a)					(2,838)	(3,114)	(23,798)	(22,546)

The main intercompany transactions refer to loans and advances arising from the centralized cash management system, as well as the sale of goods and real estate rental. These operations are carried out with rates, maturity dates and values similar to those normally practiced in the market for transactions of a similar nature.

(a) Amounts recorded respectively as "Other accounts payable" under current liabilities and "Sales expenses" in the statement of income.

9. PROPERTY AND EQUIPMENT

	Annual depreciation rates %	Parent Company 2001 Cost	Parent Company 2001 Accumulated Depreciation/ amortization	Parent Company 2001 Net	Parent Company 2000 Net	Consolidated 2001 Cost	Consolidated 2001 Accumulated depreciation/ amortization	Consolidated 2001 Net	Consolidated 2000 Net
Installations	10	102,061	(77,135)	24,926	27,070	103,721	(77,537)	26,184	28,223
Machinery and equipment	20	70,484	(55,246)	15,238	18,780	73,029	(56,003)	17,026	20,488
Leasehold improvements	(*)	84,066	(49,831)	34,235	35,651	85,025	(50,510)	34,515	36,315
Vehicles	20	1,689	(1,588)	101	166	1,689	(1,588)	101	166
		258,300	**(183,800)**	**74,500**	**81,667**	**263,464**	**(185,638)**	**77,826**	**85,192**
Construction in progress and others		825		825	1,561	7,483	(514)	6,969	5,468
		259,125	(183,800)	75,325	83,228	270,947	(186,152)	84,795	90,660

(*) Amortized to coincide with the termination of the lease agreements.

10. DEFERRED CHARGES

	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
Logistic and distribution projects	22,529	21,902	22,529	21,902
I.T. projects	54,256	41,205	56,436	41,205
Pre-Operational expenditures	28,635	26,957	31,236	28,873
Software use rights	12,758	12,674	12,758	12,674
Others	4,301	3,114	4,301	3,114
	122,479	**105,852**	**127,260**	**107,768**
Accumulated amortization	(56,039)	(41,877)	(56,257)	(41,931)
	66,440	**63,975**	**71,003**	**65,837**

11. LOANS AND FINANCING

Object	Charges	Due date	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
IN LOCAL CURRENCY						
Stores equipment	Interest of 4.1% p.a. over TJLP	08/15/2002	103	249	103	249
IN FOREIGN CURRENCY (US$)						
Opening of new stores (Bonds)	Interest up to 12.3% p.a.	06/04/2004[1]	340,757	290,283	340,757	290,283
Technological development	Interest of 3.0% p.a. + Libor	05/15/2005[2]	49,040	57,412	49,040	57,412
Financing - importation	Interest up to 7.3% p.a.	12/15/2002	10,391		10,391	
Working capital	Interest up to 11.4% p.a.	06/22/2003	13,405		198,227	89,392
			413,696	347,944	598,518	437,336
LONG-TERM PORTION			(370,684)	(329,026)	(411,360)	(329,026)
SHORT-TERM PORTION			43,012	18,918	187,158	108,310

Long-term financing by maturity year:

	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
2002		11,731		11,731
2003	20,884	17,599	61,560	17,599
2004	345,160	295,785	345,160	295,785
2005	4,640	3,911	4,640	3,911
	370,684	329,026	411,360	329,026

Loans and financing are primarily guaranteed by São Carlos Empreendimentos e Participações S.A. real estate.

(1) Most of the creditors decided to advance the due date to June 4, 2001. Simultaneously, the Company replaced these bonds in the market at a discount, using these funds to settle the advance payment with original creditors. This operation increased the interest rate from 11.00% to 12.3%, which will be paid in semi-annual installments, at June 4 and December 4 of each year. There is no forecast of paying the principal amount before the due date.

(2) The Company is subject to some debt covenants established in the International Finance Corporation - IFC funding agreement. These covenants also include the maintenance of some minimum financial rates, annually calculated. At December 31, 2001, Lojas Americanas S.A. is totally in compliance with the covenants.

12. LONG-TERM TAXES AND CONTRIBUTIONS

The Company is judicially questioning the calculation basis of PIS and COFINS (Law No. 9718/98), as well as the legality of the restriction on the offset of corporate income tax and social contribution losses to 30% of adjusted net income, as determined by Law No. 8981/95, and the INSS collection of the Industrial Accident Insurance - SAT and education pay. The unpaid amount is being provided for.

13. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries maintain a provision to cover possible losses arising from judicial cases related to fiscal, labor and civil claims as well as tax assessments. Based on the opinion of its legal advisers, the Company does not expect losses in excess of the amounts provided for. The counter-entry of the provision adjustment is recognized as non-operating income in the statement of income.

14. STOCKHOLDERS' EQUITY

(a) Capital

The capital may be increased by the Board of Directors, without requiring any change in the Company's bylaws, up to 75,000,000,000 common and/or preferred shares. Additionally, there are no preferential subscription rights.

(b) Movement on Capital Stock

	Number of subscribed shares, with no par value		
	Common Nominative	Preferred Nominative	Total
At December 31, 2000	26,009,802,871	45,767,706,112	71,777,508,983
Capital increase	13,147,872	35,132,128	48,280,000
At December 31, 2001	**26,022,950,743**	**45,802,838,240**	**71,825,788,983**

Preferred shares are non-voting, but have priority in the distribution of dividends and return of capital, without premium, and, in accordance with Law 9457/97, receive dividends at a minimum rate of 10% over those received by common shares.

Shares subscribed and paid-up in the first half-year, as part of the share option plan, confer full right to the dividends for the year, whilst shares subscribed and paid-up in the second semester confer just 50% of the dividends for the year.

(c) Treasury stock

At December 31, 2001, the Company held treasury stock consisting of 324,583,449 registered common nominative shares (285,879,260 in 2000) and 2,918,810,120 registered preferred nominative shares (2,845,286,801 in 2000), at an average cost per thousand shares of R$ 7.27 (R$ 7.76 in 2000) and R$ 8.68 (R$ 8.80 in 2000) respectively.

The market value of shares, based on the latest quoted price on the stock exchange prior to the year-end closing at December 31, 2001, amounts to R$ 3.35 (R$ 4.12 in 2000) for 1,000 registered common nominative shares and R$ 4.04 (R$ 3.55 in 2000) for 1,000 registered preferred nominative shares.

(d) Stock option plan

This plan provides for the subscription of common and preferred shares by Company executives. Payment for the shares can be made in one lump sum or in installments, with their own funds or those arising from the participation in annual net income assigned to the buyers. These shares guarantee the buyers the same rights as those held by the other stockholders. Unpaid installments at December 31, 2001 total R$ 63,379 (R$ 54,268 in 2000) and are recorded as long-term assets, parent company and consolidated; according to contractual clauses, these amounts are restated and accrue interest of 6% p.a. The individual contracts contain repurchase clauses which become effective if the employment relationship is terminated. Presented below is a statement of the shares offered under the plans and the respective restated subscribed prices according to contractual clauses.

Per one thousand shares

	1998 Plan		1999 Plan	2001 Plan		Total	
	Common shares	Preferred shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Initial Offering	**1,605,703**	**1,724,312**	**100,000**			**1,605,703**	**1,824,312**
Subscriptions	(1,313,631)	(1,193,968)				(1,313,631)	(1,193,968)
At December 31, 2000	**292,072**	**530,344**	**100,000**			**292,072**	**630,344**
- Offering				1,299,334	2,286,025	1,299,334	2,286,025
- Subscriptions				(13,148)	(35,132)	(13,148)	(35,132)
At December 31, 2001	**292,072**	**530,344**	**100,000**	**1,286,186**	**2,250,893**	**1,578,258**	**2,881,237**
Subscription Price	**R$ 6.96**	**R$ 7.53**	**R$ 4.65**	**R$ 2.25**	**R$ 1.75**		

According to contractual clauses, the plans offered in 1998, 1999 and 2001 are valid until March 23, 2003, December 27, 2004 and August 2, 2006 respectively.

(e) Dividends

The Company's bylaws ensure the stockholders a minimum compulsory dividend of 25% of net income, calculated in accordance with the requirements of Brazilian Corporate Law.

The calculation of the dividends is as follows:

	2001
Net income for the year	57,112
Statutory reserve (5% of net income for the year)	(2,856)
Dividends calculation basis	54,256
Proposed dividends (26.86%)	14,574
Distribution of proposed dividends	
Shares with full right to dividends	
Common shares: R$ 0.20 per one thousand shares	5,140
Preferred shares: R$ 0.22 per one thousand shares	9,434
	14,574

(f) Reserve for future investments

This reserve, to finance the Company's capital expenditures, is based on capital budgets submitted for approval at the Stockholders' Annual General Meeting and aims at financing the Company's investment plans.

15. INTEREST ON OWN CAPITAL

Interest on own capital distributed by the subsidiary Facilita Serviços e Propaganda S.A., amounting to R$ 2,770 (R$ 2,535 in 2000) was classified for tax purposes as financial income. For the purpose of these financial statements, income from interest on own capital has been reclassified to the investment account, resulting in an equivalent increase in equity accounting results.

16. DERIVATIVES

The Company and its subsidiaries use derivatives for the purpose of hedging their assets and liabilities. The risks of these operations are managed through specific instruments in compliance with policies and limits previously determined by the Board of Directors. At December 31, 2001 the derivatives position was as follows:

(a) Swaps

Swap positions, which mature up to June 2004, amount to R$ 234,694 (R$ 147,429 in 2000), parent company and consolidated, and present a payable differential of R$ 18,915 (R$ 408 in 2000), parent company and consolidated. The swap operations with financial institutions are registered with the Clearing House for Custody and Financial Settlement of Securities (CETIP) and do not present significant differences between book and market values. Gains arising from these operations during the year amounted to R$ 18,106 (R$ 2,797 in 2000) - parent company and consolidated, and were recorded as financial income.

(b) Futures market

At December 31, 2001, the Company did not have any outstanding positions in the futures market. Gains arising from these operations during the year amounted to R$ 6,524 thousand - parent company and consolidated, and were recorded as financial income.

(c) Other short and long-term financial operations

The Company has investments comprising "Notas do Tesouro Nacional" (National Treasury Notes - NTN), amounting to R$ 69,189, with interest of up to 8.8% p.a., plus exchange variation, and overseas money market investments in US dollars, held by one of its subsidiaries, amounting to R$ 338,848.

Other assets and liabilities are shown at approximate market values.

17. OTHER OPERATING REVENUES

These refer basically to the recovery of contributions made to PIS (Social Integration Program), namely:

a) In 2001, due to the Higher Court of Justice favorable decision in relation to the half-yearly Social Integration Program issue;

b) In 2000, due to the fact that the application of Provisional Measure No. 1212/95 in the period between October 1995 and February 1996 was deemed unconstitutional by the Federal Supreme Court.

18. INSURANCE COVER

The Company holds insurance policies for fire and miscellaneous risks related to permanent and inventory assets, as well as cash theft, at amounts considered sufficient to cover possible losses. At December 31, the types of coverage are as follows:

Insured Risks	Coverage	Sum Insured
Inventory and fixed assets	Fire and miscellaneous risks	865,479
Cash	Theft	1,000

19. NON-OPERATING INCOME (LOSS)

The consolidated non-operating income (loss) refers basically to capital gains arising from payment for new shares in the capital of the indirect subsidiary Americanas.com by the stockholders admitted in June 2000 and by the adjustment of provisions for labor, fiscal and civil contingencies, as shown below:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Capital gains			28,020	27,343
Labor contingencies	(3,555)	(5,519)	(3,573)	(5,707)
Fiscal and civil contingencies	(736)	(1,534)	(1,160)	(2,167)
Others	(611)	(1,171)	(1,002)	(2,159)
	(4,902)	(8,224)	22,285	17,310

* * *

Press Release

Rio de Janeiro, Brazil, February 25, 2002 – Lojas Americanas S.A.
(BOVESPA: LAME4; ADR I (1:1000): LOJAY)

Management Report

Dear stockholders,

The Management of Lojas Americanas is pleased to present the Company's Financial Statements, the related Explanatory Notes and the Report of Independent Accountants for the years ended December 31, 2001 and 2000, in compliance with the legal and statutory requirements in force.

Message from the Board of Directors

To our Stockholders, Associates and Suppliers

In the challenging Brazilian economic scenario of 2001, **Lojas Americanas** managed to develop its main operational and financial performance indicators, basically as a result of the determination and steadfastness of our associates, as well as of an increased partnership with our main suppliers and the loyalty of our customers.

By analyzing the performance of Lojas Americanas (not including the subsidiary Americanas.com), it can be noted that these combined efforts brought about a growth of **3 percentage points (p.p.) in the Company's gross margin**, which, together with a reduction of **7.3% in selling costs**, resulted in **EBITDA of 7.5% on net revenue**, representing a growth of 92.6% in comparison with 2000.

Similarly, our electronic sales outlet, **Americanas.com**, showed a significant growth in its principal result performance indicators, justifying our decision to enter this area, new at the time.

From a consolidated point of view, our total sales growth reached 4.2%, an important fact being that Americanas.com now represents 4.3% of the total net revenues of Lojas Americanas.

Consequently, the Company's **Consolidated Net Income** amounted to **R$ 57.1 million,** resulting in a proposal for dividend distribution of **R$ 14.6 million (R$ 0.20 per 1,000 common shares and R$ 0.22 1,000 preferred shares)** to our stockholders.

The outlook for 2002 is rather encouraging, not only because of the expected development of the national economic scenario, but also because of the existing opportunities for improving our principal performance indicators, constantly seeking the best ways to meet our customers' needs.

Finally, we would like to acknowledge the determination and dedication from our associates throughout the year, as well as the support and confidence shown by our customers, stockholders and suppliers.

THE BOARD OF DIRECTORS

Financial Highlights

According to the principal operational performance indicators, both Lojas Americanas (traditional retail) and its subsidiaries showed significant progress during 2001 when compared to the previous year. This growth can be illustrated by the following highlights of the accumulated result of operations:

LOJAS AMERICANAS

⇒ EBITDA of 7.5% on net revenue, amounting to R$ 104.0 million;

⇒ Net income of R$ 38.4 million;

⇒ Increase of 3.0 percentage points in gross margin;

⇒ Decrease of 7.3% in selling costs.

AMERICANAS.COM

⇒ Gross revenue 3.2 times higher than the previous year;

⇒ Decrease of 44.4% in operating expenses;

⇒ Increase of 6.2% in gross margin.

General Matters

During 2001, the Company's Management accomplished the priorities established for the year, as set out in their report issued in the previous year. The following aspects are worthy of attention:

Refurbishment and Opening of Stores

During the year, Lojas Americanas inaugurated 4 new stores (3 located in Rio de Janeiro and 1 in Santa Catarina). Additionally, the Company proceeded with its plan to refurbish its stores, having finalized the process in 6 units (3 in Rio de Janeiro, 2 in Minas Gerais and 1 in Paraná).

Accordingly, 32 of the 98 stores have been inaugurated or refurbished under the "Worlds" concept established in 1998. However, stores not yet refurbished also operate in accordance with the layout defined in this concept.

EVA®

In 2001, the Company started to use the EVA® (Economic Value Added) methodology for calculating its consolidated results. In addition, a training program was put into practice with a view to disseminating this concept among the principal Company executives and to creating a culture for effectively adding value to our stockholders.

As from January 2002, following up on the implementation of the EVA® culture, Lojas Americanas will be using EVA® to monitor the managerial performance at stores and sales departments.

Technology – SAP

In September 2001, the SAP RETAIL operation was initiated in all the stores. This first stage of the project was successfully implemented in the sales departments (used as pilots), and now permits the integration and functionality with the other SAP modules already installed (Accounting FI/CO and Human Resources). SAP RETAIL will be implemented in the remaining departments of the Company throughout 2002.

Personnel

In 2001, our personnel management focused on improving leadership performance.

The main actions taken to this end were meetings for aligning the culture, review of procedural structures, training and development of our associates and performance appraisal.

Facilita

Facilita Serviços e Propaganda S.A., a wholly-owned subsidiary, operates as a service provider to financial institutions in attracting clients who wish to obtain personal loans or finance consumer goods.

This year was very important for the consolidation of its services (*FACILITA CARD and SITE*) and its trademark. Its efforts focussed on offering higher added value financial products, and priority will also be given to projects of this sort in 2002.

The expansion process of Facilita continued in 2001, with the implementation of new financial services and the increased number of sales points (131 in 2001 compared with 121 in 2000). The main products offered by Facilita are:

- *FACILITA CARD*: launched initially in São Paulo in September 2000, this product has been available in Rio de Janeiro since April 2001. This multiple-function card allows users to finance purchases in Lojas Americanas and in establishments linked to the electronic check network, to make withdrawals from the 24-hour network, and also to request loans through the "Telecash" (Telesaque) system;
- *Website* – www.facilitanet.com.br – allows customers to apply for loans and the FACILITA CARD online;

- In the second quarter of 2001, Facilita launched another product, the "EMRÉSTIMO PREMIADO" (rewarded loan), whereby, on taking a loan, the customer automatically competes in a Federal Lottery draw for a prize of R$ 5,000.00.

Panorama of Consolidated Results (without Americanas.com)

STATEMENT OF INCOME – CONSOLIDATED
(In millions of reais)

	Consolidated	Consolidated w/o Americanas.com			
	2001	2001	2000	4Q01	4Q00
Gross Revenue	1,764.7	1,683.9	1,667.9	554.3	560.0
Net Revenue	1,444.0	1,381.3	1,357.8	459.5	455.5
Gross Profit	406.2	392.8	344.3	130.5	106.9
(%NR)	*28.1*	*28.4*	*25.4*	*28.4*	*23.5*
Operating Income (expenses)					
Sales	(259.2)	(243.4)	(262.6)	(65.6)	(72.7)
General and Administrative	(64.3)	(50.9)	(45.0)	(20.1)	(13.6)
Others	(27.1)	(27.3)	(14.0)	(2.5)	(7.5)
	(350.6)	(321.6)	(321.6)	(88.2)	(93.8)
Operating Income before financial Income	55.6	71.2	22.7	42.3	13.1
(%NR)	*3.9*	*5.2*	*1.7*	*9.2*	*2.9*
Financial Income	(26.9)	(27.3)	(15.9)	(1.7)	(9.5)
Operating Income before equity accounting	28.7	43.9	6.8	40.6	3.6
Non-Operating Income	22.3	(5.5)	(9.7)	(5.8)	(9.6)
Participations / Inc. Tax and SC	6.1	-	(7.2)	2.3	(0.9)
Net Income (Loss)	57.1	38.4	(10.1)	37.1	(6.9)
(%NR)	*4.0*	*2.8*	*(0.7)*	*8.1*	*(1.5)*
EBITDA	90.1	104.0	54.0	50.3	20.6
(%NR)	*6.2*	*7.5*	*4.0*	*10.9*	*4.5*

EBITDA

The development of the operational performance indicators during the period, especially the increased gross margin and the reduced operating expenses, gave rise to EBITDA (earnings before financial income, taxes, depreciation and amortization) in 2001 of R$ 104.0 million, or 7.5% of net revenue.

The following charts show the cash generation throughout the year and in relation to previous years:


EBITDA (%NR)
Quarterly Development
12
10
8
6
4
2
0
2.2
0.8
7.2
7.2
7.6
2.7
10.9
4.5
1Q
2Q
3Q
4Q
2001
2000


EBITDA (%NR)
Annual Development
10
8
6
4
2
0
2.0
4.0
7.5
1999
2000
2001

Operating Income (Loss)

The accumulated result of operations reflects an operating income before financial income of R$ 71.2 million, against R$ 22.7 million in 2000. This represents a positive variation of R$ 48.5 million.


Operating Result (in millions of reais)
Quarterly Development
50
40
30
20
10
0
(10)
(2.0)
(5.5)
15.5
15.2
15.4
(0.1)
42.3
13.1
1Q
2Q
3Q
4Q
2001
2000


Operating Result (in millions of reais)
Annual Development
90
70
50
30
10
(10)
(1.0)
22.7
71.2
1999
2000
2001

Gross Margin

A new margin level was achieved in 2001, as a result of the continuous improvement in the management of this important variable.


Gross Margin (%NR)
Quarterly Development
30
28
26
24
22
28.1
26.9
28.5
25.7
28.8
26.5
28.4
23.5
1Q
2Q
3Q
4Q
2001
2000


Gross Margin (%NR)
Annual Development
30
28
26
24
25.6
25.4
28.4
1999
2000
2001

Sales

In 2001, accumulated gross revenues grew by 1.0% when compared to the previous year. In the "same stores" concept, there was a reduction of 1.8% in the accumulated result in relation to the previous year.

However, analyses of the Company's consolidated gross revenue show an increase by 4.2% in relation to 2000, as can be seen in the chart below:


Consolidated Gross Revenue
(in millions of reais)
Annual Development
1850
1750
1650
1550
1450
1,510.0
1,693.1
1,764.7
1999
2000
2001


Revenue per Associate
(in thousands of reais)
Annual Development
180
160
140
120
100
116.7
133.1
169.6
1999
2000
2001

Lojas Americanas' average delinquency rate in the fourth quarter was 2.1% (only in operations with checks), compared to the market average of 2.4% (Teledata). A breakdown of the Company's *sales by type of payment is shown in the table below:*

SALES PER TYPE OF PAYMENT	4Q01	4Q00	Var.(p.p.)	2001	2000	Var.(p.p.)
Cash	61%	59 %	2	62 %	59 %	3
Credit Card	33%	33 %	-	32 %	32 %	-
Check	6%	8 %	(2)	6 %	9 %	(3)

Operating expenses

It will be noted that operating expenses (sales as well as general and administrative) decreased by 4.3% when compared to the previous year, especially in the case of sales expenses, which dropped 7.3%. It should be emphasized that these expenses are impacted by the additional costs of eight new stores (four in 2000 and four this year), increases in public rates, services and collective labor agreements. Disregarding the impact of new stores, sales expenses decreased by 12.4% in the 4th quarter, and 9.9% accumulated.

OPERATING EXPENSES (R$ million)	2001	2000	Var.(%)	4Q01	4Q00	Var.(%)
Sales expenses	243.4	262.6	(7.3)	65.6	72.7	(9.8)
General and administrative	50.9	45.0	13.1	20.1	13.6	47.8

Financial income (expenses)

The Company's Management continues to adopt its conservative cash investment policy, taking a hedge position in US dollars both for its financial liabilities and for its total cash position.

Inventory financing position

At the close of 2001 the Company's inventories were financed. This was made possible by a better planning of purchase operations, strict control of inventory and improvements in the whole operating process.

Investments and Expansion

Throughout 2001, the Company invested approximately R$ 27.4 million which were allocated to the following projects:

- Technology R$ 12.6 million
- Refurbishment and opening of stores R$ 12.3 million
- Other projects R$ 2.5 million

At the close of 2001, Lojas Americanas had 98 stores and a total retail floor space of 235,916 m^2.

STORES INAUGURATED	Location	Retail floor space	Inauguration
Shopping Center do Méier	Rio de Janeiro / RJ	1,569 m^2	April 2001
Center Shopping Rio	Rio de Janeiro / RJ	2,007 m^2	April 2001
Ilha Plaza Shopping	Rio de Janeiro / RJ	1,467 m^2	September 2001
Shopping Center Itaguaçu	São José / SC	1,514 m^2	December 2001

STORES REFURBISHED	Location	Re-inauguration
Shopping Del Rey	Belo Horizonte / MG	June 2001
Campo Grande	Rio de Janeiro / RJ	July 2001
BH Shopping	Belo Horizonte / MG	August 2001
Volta Redonda	Volta Redonda / RJ	November 2001
Shopping Londrina	Londrina / PR	November 2001
Via Parque	Rio de Janeiro / RJ	December 2001

Priorities for 2002

We have established our priorities for 2002, and will be concentrating our efforts and attention on the following points:

⇒ Inaugurating 2 new stores;

⇒ Refurbishing up to 5 stores, within the "Worlds" concept;

⇒ Continuing with the implementation of SAP RETAIL;

⇒ Totally implementing EVA®, to the level of stores and sales departments;

⇒ Continuing the *Trainee* program started in 2001, admitting new talents to take over important positions in the Company;

⇒ Intensifying investments in management training with an in-depth review of the structure, improving operational qualifications through specific training;

⇒ Americanas.com

- Maximizing synergy with Lojas Americanas, offering our customers a good buying experience through all sales channels;
- Growth in sales, gross margin and EBITDA;
- Achieving positive net results.

Americanas.com

In 2001, Americanas.com became the leader in internet sales in Brazil. The performance of the company reflects the efforts to leverage the priorities established for the year:

- growth in sales and gross margin;
- maximizing synergy with Lojas Americanas;
- achieving operational profitability.

In its second fully operational year, Americanas.com achieved the largest volume of online sales in Brazil. Accumulated gross sales up to December 2001 reached R$ 80.8 million, 3.2 times higher than the R$ 25.2 million recorded in the previous year, when the company consolidated its operations on a national level. Accumulated gross profit up to December was R$ 13.4 million, or 21.4% of net sales.

The accumulated operating loss to December was R$ 13.5 million. This loss and the investments of R$ 5.6 million during the year were financed by cash generation and own capital resources. The position of cash and marketable securities at the end of December totaled approximately R$ 29.7 million.

AMERICANAS.COM S/A – COMÉRCIO ELETRÔNICO (R$ million)	2001	2000	4Q01	4Q00
Gross Revenue	80.8	25.2	32.0	12.8
Net Revenue	62.7	19.1	24.7	9.2
Gross Profit	13.4	2.9	5.5	1.1
Operating Expenses	(26.9)	(48.4)	(8.0)	(16.4)
Operating Loss before Financial Income	(13.5)	(45.5)	(2.6)	(15.2)
Financial Income (Expenses)	(0.1)	0.1	0.1	0.3
Loss for the Period	(13.6)	(45.4)	(2.5)	(14.9)
EBITDA	(8.3)	(43.4)	0.4	(14.1)

Gross Revenues - (in millions of reais)
Quarterly Development


40
30
20
10
0
0.8
3.9
7.7
12.8
9.3
15.1
24.4
32.0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2000
2001

Quarterly and Annual Growth (%)


100
80
60
40
20
0
Annual Var.
221%
Quart. Var.
150 %
4Q 00
4Q 01
2000
2001

Gross Profit - (in millions of reais)
Quarterly Development


6
5
4
3
2
1
0
0.1
0.6
1.1
1.1
1.6
2.4
3.9
5.5
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2000
2001

EBITDA (in millions of reais)
Quarterly Development


5
0
(5)
(10)
(15)
(20)
(6.2)
(11.9)
(11.2)
(14.1)
(3.8)
(3.2)
(1.7)
0.4
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2000
2001

About Americanas.com

Founded in September 1999, Americanas.com is jointly-owned by Lojas Americanas (60.4% share), the employees of Americanas.com and a group of some of the most respected names in the financial market: JPMorgan Partners, Flatiron Partners, Next International, Global Bridge Ventures (Vectis Group) and AIG Capital Partners.

The company's objective is to leverage the assets and trade name of Lojas Americanas, the largest chain of department stores in Brazil. As a channel for online sales, Americanas.com aims at meeting the needs for online purchases of the more than 5 million Brazilians who visit Lojas Americanas each week and turn these consumers into website buyers. Through its links with Lojas Americanas, the virtual store succeeds in taking advantage of the strong points that made it a recognized brand: an excellent relationship with suppliers, highly efficient support systems, an unconditional commitment to a philosophy of low prices and the experience of a successful retail group.

Americanas.com operates four sales channels: the site on the Internet (www), the "tele-sales" center (0300 789 3200), corporate sales, and the Internet kiosks in the stores, which offer around 30 thousand products in various categories, such as "CDs"; "DVDs"; "VHS"; "Books;" "Toys"; "Sport and Leisure"; "Cosmetics and Perfumes"; "Hosiery and Lingerie"; "Babies"; "Household Goods"; "Electric Appliances"; "Table, Bed and Bath linen"; "Electronics"; "Information Technology"; "Telephones and Mobile phones"; and "Watches and Optical Items". Currently the site has kiosks in 26 branches of Lojas Americanas situated in the Greater Rio de Janeiro region.

For more information, log on to www.americanas.com.br .

APPENDIX

Development in the number of stores, associates and retail floor space:	No. of Stores	Retail floor space	No. of Associates
Dec. 31, 2000	94	232,526 m^2	12,148
Opened			
Closed			
March 31, 2001	94	232,526 m2	11,094
Opened	2		
Closed	-		
June 30, 2001	96	235,006 m^2	9,964
Opened	1		
Closed	-		
Sept. 30, 2001	97	236,954 m^2	9,828
Opened	1		
Closed	-		
Dec. 31, 2001	98	235,916 m^2	9,715

Investor Relations Department:

Murilo Corrêa - Investor Relations Manager

Telephone: (5521) 2206-6505 FAX: (5521) 2206-6898

e-mail: murilo.correa@lasa.com.br

Internet address:

http://www.lojasamericanas.com.br/financeiro/port/index.html

Demonstrações Financeiras 2001 *Financial Statements*

02 NOV 12 [illegible]

LOJAS AMERICANAS

Lojas Americanas S. A.

Parecer dos Auditores Independentes

23 de janeiro de 2002.

Aos Administradores e Acionistas

Lojas Americanas S. A.

1. Examinamos os balanços patrimoniais das Lojas Americanas S. A. e os balanços patrimoniais consolidados das Lojas Americanas S. A. e suas controladas em 31 de dezembro de 2001 e de 2000 e as correspondentes demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos das Lojas Americanas S. A. e as correspondentes demonstrações consolidadas do resultado e das origens e aplicações de recursos dos exercícios findos nessas datas, elaborados sob a responsabilidade da administração da companhia. Nossa responsabilidade é a de emitir parecer sobre essas demonstrações financeiras.

2. Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil, que requerem que os exames sejam realizados com o objetivo de comprovar a adequada apresentação das demonstrações financeiras em todos os seus aspectos relevantes. Portanto, nossos exames compreenderam, entre outros procedimentos: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume das transações e os sistemas contábil e de controles internos das Companhias, (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela administração da Companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3. *Somos de parecer que as referidas demonstrações financeiras apresentam adequadamente*, em todos os aspectos relevantes, a posição patrimonial e financeira das Lojas Americanas S. A. e das Lojas Americanas S. A. e suas controladas em 31 de dezembro de 2001 e de 2000 e o resultado das operações, as mutações do patrimônio líquido e as origens e aplicações de recursos das Lojas Americanas S. A., bem como o resultado consolidado das operações e as origens e aplicações de recursos consolidadas dos exercícios findos nessas datas, de acordo com os princípios contábeis previstos na legislação societária brasileira.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ

Antonio de Souza Campos
Sócio
Contador CRC-RJ-12.860-1

Lojas Americanas S. A.

Balanços Patrimoniais em 31 de dezembro

Em milhares de Reais

	Controladora		Consolidado	
	2001	2000	2001	2000
ATIVO				
Circulante				
Caixa e bancos	20.529	22.541	34.005	24.840
Aplicações financeiras	256.388	92.660	611.441	322.276
Contas a receber de clientes	113.901	135.729	150.592	144.591
Estoques	186.175	159.335	193.974	162.071
Impostos a recuperar	36.008	37.246	37.263	38.783
Imposto de renda e contribuição social diferidos	20.200		22.511	
Demais contas a receber	5.021	7.189	7.457	8.083
	638.222	454.700	1.057.243	700.644
Realizável a Longo Prazo				
Empréstimos e adiantamentos a sociedades controladas	425	892		
Contas a receber de acionistas - Plano de venda de ações	63.379	54.268	63.379	54.268
Imposto de renda e contribuição social diferidos	83.785	99.615	84.303	101.338
Depósitos judiciais	33.558	30.617	34.520	31.406
Demais contas a receber	764	306	846	388
	181.911	185.698	183.048	187.400
Permanente				
Investimentos	230.246	183.340	442	1.377
Imobilizado	75.325	83.228	84.795	90.660
Diferido	66.440	63.975	71.003	65.837
	372.011	330.543	156.240	157.874
	1.192.144	970.941	1.396.531	1.045.918

As notas explicativas da administração são parte integrante das demonstrações financeiras.

	Controladora		Consolidado	
	2001	2000	2001	2000
PASSIVO				
Circulante				
Fornecedores	285.398	204.751	301.494	212.966
Empréstimos e financiamentos	43.012	18.918	187.158	108.310
Salários e encargos trabalhistas	18.134	16.135	30.488	19.857
Impostos, taxas e contribuições	33.224	35.620	35.033	37.247
Dividendos e participações propostos	17.974		18.047	
Honorários profissionais de terceiros	4.245	7.326	4.614	7.711
Provisão para contingências	6.193	9.045	6.432	9.185
Imposto de renda e contribuição social diferidos	31.574		31.574	
Demais contas a pagar	33.784	28.993	39.309	34.663
	473.538	**320.788**	**654.149**	**429.939**
Exigível a Longo Prazo				
Empréstimos e adiantamentos de sociedades controladas e coligada	35.488	39.159	1.581	1.556
Empréstimos e financiamentos	370.684	329.026	411.360	329.026
Impostos, taxas e contribuições	82.106	56.468	84.021	58.693
Imposto de renda e contribuição social diferidos		30.265		30.265
Provisão para contingências	9.675	16.784	12.109	17.565
	497.953	**471.702**	**509.071**	**437.105**
Participações Minoritárias			**12.658**	**423**
Patrimônio Líquido				
Capital social	117.941	117.850	117.941	117.850
Reservas de lucros	130.408	87.870	130.408	87.870
Ações em tesouraria	(27.696)	(27.269)	(27.696)	(27.269)
	220.653	**178.451**	**220.653**	**178.451**
	1.192.144	**970.941**	**1.396.531**	**1.045.918**

Lojas Americanas S. A.

Demonstrações do Resultado

Exercícios findos em 31 de dezembro

Em milhares de Reais, exceto lucro líquido (prejuízo) por lote de mil ações

	Controladora		Consolidado	
	2001	2000	2001	2000
RECEITA BRUTA DE VENDAS E SERVIÇOS	1.663.085	1.652.261	1.764.730	1.693.079
Impostos, devoluções e descontos sobre vendas e serviços	(304.457)	(309.162)	(320.715)	(316.129)
RECEITA LÍQUIDA DE VENDAS E SERVIÇOS	**1.358.628**	**1.343.099**	**1.444.015**	**1.376.950**
Custo das mercadorias vendidas e serviços prestados	(981.826)	(1.007.706)	(1.037.769)	(1.029.798)
LUCRO BRUTO	**376.802**	**335.393**	**406.246**	**347.152**
RECEITAS (DESPESAS) OPERACIONAIS				
Com vendas	(235.878)	(260.064)	(259.173)	(295.351)
Gerais e administrativas	(34.482)	(38.585)	(49.578)	(56.106)
Honorários dos administradores	(6.203)	(3.075)	(14.696)	(4.956)
Receitas financeiras	93.108	35.275	107.508	67.260
Despesas financeiras	(132.266)	(82.275)	(134.411)	(84.691)
Outras receitas operacionais	5.497	17.254	7.264	17.254
Depreciação e amortização	(32.778)	(31.276)	(34.417)	(32.165)
	(343.002)	**(362.746)**	**(377.503)**	**(388.755)**
Lucro (prejuízo) operacional antes da participação em controladas e coligada	**33.800**	**(27.353)**	**28.743**	**(41.603)**
Participação em controladas e coligada	28.553	20.823	(477)	(3.436)
LUCRO (PREJUÍZO) OPERACIONAL	**62.353**	**(6.530)**	**28.266**	**(45.039)**
Resultado não operacional	(4.902)	(8.224)	22.285	17.310
Lucro (prejuízo) do exercício antes do imposto de renda, contribuição social e da participação estatutária	**57.451**	**(14.754)**	**50.551**	**(27.729)**
Imposto de renda e contribuição social				
- Do exercício			(220)	(256)
- Diferido	3.061	(5.165)	4.167	(3.442)
Lucro (prejuízo) do exercício antes da participação estatutária	**60.512**	**(19.919)**	**54.498**	**(31.427)**
Participação estatutária - empregados	(3.400)		(3.473)	
Lucro (prejuízo) do exercício antes da participação minoritária	**57.112**	**(19.919)**	**51.025**	**(31.427)**
Participação minoritária			6.087	11.508
LUCRO LÍQUIDO (PREJUÍZO) DO EXERCÍCIO	**57.112**	**(19.919)**	**57.112**	**(19.919)**
Lucro líquido (prejuízo) por lote de mil ações do capital social em circulação no fim do exercício	**R$ 0,83**	**R$ (0,28)**		

As notas explicativas da administração são parte integrante das demonstrações financeiras.

Lojas Americanas S. A.

Demonstrações das Mutações do Patrimônio Líquido

Em milhares de Reais

	Capital social	Reservas de Lucros: Legal	Reservas de Lucros: Para novos empreen-dimentos	Ações em tesouraria	Lucros acumulados	Total
Saldos em 31 de dezembro de 1999	**116.513**	**2.502**	**105.287**	**(5.954)**		**218.348**
Integralização de capital em dinheiro	1.337					**1.337**
Aquisição de ações de própria emissão				(21.315)		**(21.315)**
Prejuízo do exercício					(19.919)	**(19.919)**
Absorção de prejuízo			(19.919)		19.919	
Saldos em 31 de dezembro de 2000	**117.850**	**2.502**	**85.368**	**(27.269)**		**178.451**
Integralização de capital em dinheiro	91					**91**
Aquisição de ações de própria emissão				(427)		**(427)**
Lucro líquido do exercício					57.112	**57.112**
Destinação do lucro:						
- Reserva legal		2.856			(2.856)	
- Dividendos propostos (R$ 0,20 ON e R$ 0,22 PN, por lote de mil ações)					(14.574)	**(14.574)**
- Reserva para novos empreendimentos			39.682		(39.682)	
		5.358	**125.050**			
Saldos em 31 de dezembro de 2001	**117.941**	**130.408**		**(27.696)**		**220.653**

As notas explicativas da administração são parte integrante das demonstrações financeiras.

Lojas Americanas S. A.

Demonstrações das Origens e Aplicações de Recursos

Exercícios findos em 31 de dezembro

Em milhares de Reais

	Controladora		Consolidado	
	2001	2000	2001	2000
ORIGENS DE RECURSOS				
Das operações sociais:				
Lucro líquido (prejuízo) do exercício	57.112	(19.919)	57.112	(19.919)
Despesas (receitas) que não afetam o capital circulante líquido:				
- Depreciação e amortização	32.778	31.276	34.417	32.165
- Valor residual de ativo permanente baixado	68	55	394	55
- Participações em controladas e coligada	(28.553)	(20.823)	477	3.436
- Variação cambial de investimentos	(26.078)	(12.067)		
- Imposto de renda e contribuição social diferidos	(3.061)	5.165	(4.167)	3.442
- Variação cambial dos passivos (ativos) não circulantes de controlada no exterior			(232)	(217)
	32.266	**(16.313)**	**88.001**	**18.962**
Dos acionistas:				
- Integralização de capital em dinheiro	91	1.337	91	1.337
De terceiros:				
- Aumento do exigível a longo prazo	56.516	22.075	102.231	32.093
- Juros sobre capital próprio	2.770	2.535		
- Dividendos de sociedades controladas		36.500		
- Redução do investimento em controladas	4.500	26.554		
Transferência para o ativo circulante de imposto de renda e contribuição social diferidos	20.200		22.511	
Participação minoritária			12.235	423
Total dos recursos obtidos	**116.343**	**72.588**	**225.069**	**52.815**
APLICAÇÕES DE RECURSOS				
No ativo permanente:				
- Investimentos	3	11.463		3.866
- Imobilizado	10.755	19.573	13.967	24.405
- Diferido	16.653	25.858	19.913	27.439
Aquisição de ações de própria emissão	427	21.315	427	21.315
Dividendos propostos	14.574		14.574	
Aumento do realizável a longo prazo	11.585	3.442	12.225	2.928
Transferência para o passivo circulante de imposto de renda e contribuição social diferidos	31.574		31.574	
Total das aplicações de recursos	**85.571**	**81.651**	**92.680**	**79.953**
AUMENTO (REDUÇÃO) DO CAPITAL CIRCULANTE	**30.772**	**(8.963)**	**132.389**	**(27.138)**
VARIAÇÕES DO CAPITAL CIRCULANTE				
Ativo circulante				
- No fim do exercício	638.222	454.700	1.057.243	700.644
- No início do exercício	454.700	451.977	700.644	685.837
	183.522	**2.723**	**356.599**	**14.807**
Passivo circulante				
- No fim do exercício	473.538	320.788	654.149	429.939
- No início do exercício	320.788	309.102	429.939	387.994
	152.750	**11.686**	**224.210**	**41.945**
AUMENTO (REDUÇÃO) DO CAPITAL CIRCULANTE	**30.772**	**(8.963)**	**132.389**	**(27.138)**

As notas explicativas da administração são parte integrante das demonstrações financeiras.

Lojas Americanas S. A.

Notas Explicativas da Administração às Demonstrações Financeiras dos Exercícios Findos em 31 de dezembro de 2001 e de 2000

Em milhares de Reais, exceto as quantidades de ações

1. CONTEXTO OPERACIONAL

A Companhia se dedica ao comércio de varejo de produtos de consumo, através de 98 lojas (2000 - 94 lojas), situadas nas principais capitais e em diversas das principais cidades do país e 3 centros de distribuição. A Companhia está oferecendo mais um canal de vendas a seus clientes, o comércio eletrônico pela internet, através da sua controlada Americanas.com Comércio Eletrônico S. A., incrementando, assim, suas operações.

2. APRESENTAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

As demonstrações financeiras foram elaboradas em conformidade com os princípios e práticas contábeis emanados da legislação societária brasileira e das disposições complementares da CVM - Comissão de Valores Mobiliários.

3. PRINCIPAIS PRÁTICAS CONTÁBEIS

(a) Apuração do resultado

O resultado é apurado pelo regime de competência.

(b) Ativos circulante e realizável a longo prazo

As aplicações financeiras, substancialmente em títulos de renda fixa, são apresentadas ao valor de realização, incluindo os rendimentos auferidos até a data do balanço, que não supera o valor de mercado.

Os estoques de mercadorias estão demonstrados ao custo médio de aquisição, que não excede ao valor de mercado ou ao custo de reposição. As importações em andamento são demonstradas ao custo de cada importação.

O imposto de renda e a contribuição social diferidos são calculados, respectivamente, às alíquotas de 25% e 9% sobre os saldos de prejuízos fiscais e base negativa da contribuição social, bem como sobre as diferenças temporárias entre o lucro contábil e o lucro real.

As demais contas estão demonstradas ao valor de realização, que inclui, quando aplicável, os rendimentos e variações monetárias auferidos até a data do balanço.

(c) Permanente

Demonstrado ao custo corrigido monetariamente até 31 de dezembro de 1995, combinado com os seguintes aspectos:

- Os investimentos em empresas controladas e coligada são avaliados pelo método da equivalência patrimonial.
- Os investimentos em controladas no exterior são convertidos em Reais, pela taxa de câmbio vigente no encerramento do exercício.
- A depreciação do imobilizado é calculada pelo método linear, às taxas mencionadas na nota explicativa 9.
- A amortização das instalações e benfeitorias em prédios alugados é calculada com base nos respectivos prazos dos contratos de locação.
- O diferido registra, basicamente, os gastos relacionados com a reforma de lojas, abertura de novas lojas, centros de distribuição e outros projetos da Companhia, sendo amortizado linearmente à taxa de 20% a.a., a partir da abertura das lojas ou término dos respectivos projetos.

(d) Passivos circulante e exigível a longo prazo

Os empréstimos e financiamentos em moedas estrangeiras são atualizados à taxa de câmbio vigente na data do balanço, acrescidos dos juros contratuais incorridos, e aqueles em moeda nacional são atualizados monetariamente segundo índices contratuais.

O imposto de renda e a contribuição social do exercício são calculados sobre o lucro tributável, utilizando as alíquotas em vigor no encerramento do exercício.

O imposto de renda e a contribuição social diferidos são calculados, respectivamente, às alíquotas de 25% e 9% sobre os lucros auferidos no exterior não disponibilizados no Brasil.

As demais contas estão demonstradas por valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos até a data do balanço.

(e) Critérios de consolidação

As demonstrações financeiras consolidadas foram preparadas em conformidade com os princípios de consolidação emanados da legislação societária brasileira e pela Instrução da CVM nº 247/96 e abrangem as demonstrações financeiras da controladora Lojas Americanas S. A. e das empresas controladas indicadas na nota explicativa 8 (b).

As práticas contábeis foram consistentemente aplicadas em todas as empresas consolidadas e também consistentes com aquelas utilizadas no exercício anterior.

No processo de consolidação foram feitas as eliminações dos saldos das operações ativas e passivas, das receitas e despesas e dos lucros não realizados decorrentes de operações realizadas entre as empresas, bem como do investimento da controladora contra o patrimônio líquido das controladas, sendo destacadas as participações dos acionistas minoritários.

4. CONTAS A RECEBER DE CLIENTES

	Controladora		Consolidado	
	2001	2000	2001	2000
Cartões de crédito	105.716	116.466	139.973	124.108
Cheques	3.475	15.428	3.485	15.428
Demais	6.566	6.536	9.115	7.929
	115.757	**138.430**	**152.573**	**147.465**
Provisão para créditos de liquidação duvidosa	(1.856)	(2.701)	(1.981)	(2.874)
	113.901	**135.729**	**150.592**	**144.591**

As contas a receber estão ajustadas a valor presente, com base na taxa média nominal de juros, divulgada pela Associação Nacional de Bancos de Investimentos e Distribuidoras – ANBID.

O valor da provisão para créditos de liquidação duvidosa considera a média das perdas efetivas dos últimos doze meses, combinada com a análise da administração sobre prováveis perdas dos créditos a vencer. Os créditos vencidos há mais de 180 dias são considerados incobráveis e, conseqüentemente, baixados contra a provisão.

5. ESTOQUES

	Controladora		Consolidado	
	2001	2000	2001	2000
Mercadorias				
- Nas lojas	135.904	95.983	135.904	95.983
- Nos centros de distribuição	36.472	50.721	44.257	53.457
Importações em andamento	10.854	8.149	10.854	8.149
Suprimentos e embalagens	2.945	4.482	2.959	4.482
	186.175	159.335	193.974	162.071

6. IMPOSTOS A RECUPERAR

	Controladora		Consolidado	
	2001	2000	2001	2000
Imposto sobre Circulação de Mercadorias e Serviços – ICMS	15.705	16.817	15.705	16.817
Imposto de Renda Retido na Fonte – IRRF	12.008	14.176	12.249	14.617
Contribuição Social sobre o Lucro Liquido – CSLL	432	412	1.008	1.019
Programa de Integração Social – PIS	2.022	3.618	2.022	3.618
Contribuições Previdenciárias	4.312		4.418	
Outros	1.529	2.223	1.861	2.712
	36.008	37.246	37.263	38.783

7. IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL DIFERIDOS

(a) Apresentação

A Companhia, em consonância com a Deliberação CVM nº 273/98, contabilizou imposto de renda e contribuição social diferidos, classificados nos ativos circulante e realizável a longo prazo e nos passivos circulante e exigível a longo prazo, decorrentes de prejuízos fiscais, base negativa de contribuição social, diferenças temporárias e lucros auferidos no exterior, que somente serão dedutíveis ou tributáveis quando atenderem às condições da legislação fiscal. A parcela classificada no ativo circulante refere-se à expectativa de realização no exercício de 2002, com base no lucro tributável de Lojas Americanas S. A., e a tributação dos lucros no exterior auferidos até 31 de dezembro de 2001. O valor contábil do crédito fiscal diferido é revisado anualmente, através de projeções de resultados futuros, refletindo a expectativa da administração pela sua realização até 2006.

A composição dos valores é a seguinte:

	Controladora		Consolidado	
	2001	2000	2001	2000
ATIVO				
Imposto de renda diferido:				
- Prejuízos fiscais	62.670	53.000	63.597	53.968
- Diferenças temporárias	15.368	21.826	16.289	22.000
	78.038	74.826	79.886	75.968
Contribuição social diferida:				
- Base negativa	20.414	16.931	21.063	17.449
- Diferenças temporárias	5.533	7.858	5.865	7.921
	25.947	24.789	26.928	25.370
	103.985	99.615	106.814	101.338
Parcela de longo prazo	(83.785)	(99.615)	(84.303)	(101.338)
Parcela de curto prazo	20.200		22.511	
PASSIVO				
Imposto de Renda e Contribuição Social diferidos sobre lucros auferidos no exterior	31.574	30.265	31.574	30.265
Parcela de longo prazo		(30.265)		(30.265)
Parcela de curto prazo	31.574		31.574	

(b) Conciliação entre alíquotas nominais e efetivas

A conciliação entre as alíquotas nominais de imposto de renda e contribuição social e as alíquotas efetivas é demonstrada como abaixo:

	Controladora		Consolidado	
	2001	**2000**	**2001**	**2000**
Lucro (prejuízo) antes do imposto de renda e contribuição social e da participação estatutária	**57.451**	**(14.754)**	**50.551**	**(27.729)**
Alíquota nominal	34%	34%	34%	34%
Imposto de renda e contribuição social à alíquota nominal	(19.533)	5.016	(17.187)	9.427
Efeito das (adições) ou exclusões ao lucro contábil:				
- Equivalência patrimonial	9.708	7.080	(162)	(1.168)
- Juros sobre o capital próprio	(942)	(861)		
- Disponibilização de lucros auferidos no exterior		(9.125)		
- Variação cambial sobre investimentos no exterior	8.866	4.103	8.866	4.103
- Outras (adições) exclusões permanentes	133	(4.761)	4.733	(3.562)
Efeito do imposto sobre participações estatutárias	1.156		1.181	
Efeito dos créditos fiscais *não reconhecidos no exercício*		(4.982)		(8.586)
Efeito dos créditos fiscais não reconhecidos no exercício anterior	4.982		8.586	
Efeito do imposto não constituído sobre a participação *minoritária*			(2.070)	(3.912)
Imposto de renda e contribuição social sobre lucros auferidos no exterior	(1.309)	(1.635)		
Imposto de renda e contribuição social à alíquota efetiva	3.061	(5.165)	3.947	(3.698)

8. INVESTIMENTOS

(a) Movimentação dos investimentos da controladora:

	Controladas					Coligada	Total	
	Cheyney Financial S. A.	Klanil Services Ltd.	Facilita Serviços e Propaganda S. A.	Lojas Americanas da Amazônia S. A.	Lojas Americanas Home Shopping Ltda.	Smart Club do Brasil Ltda.	2001	2000
Saldos em 1º de janeiro	**142.518**		**32.684**	**4.961**	**1.824**	**985**	**182.972**	**204.208**
Aquisição		3					**3**	
Aumento de capital								**11.463**
Redução de capital				(4.500)			**(4.500)**	**(26.554)**
Transferência para realizável a longo prazo						(458)	**(458)**	
Variação cambial	25.994	84					**26.078**	**12.067**
Equivalência patrimonial	6.892	18.263	4.016	(122)	(19)	(477)	**28.553**	**20.823**
Transferência de investimento	(175.404)	175.404						
Juros sobre o capital próprio			(2.770)				**(2.770)**	**(2.535)**
Dividendos recebidos								(36.500)
		193.754	**33.930**	**339**	**1.805**	**50**	**229.878**	**182.972**
Outros investimentos							**368**	**368**
Saldos em 31 dezembro		**193.754**	**33.930**	**339**	**1.805**	**50**	**230.246**	**183.340**

Em reunião do Conselho de Administração, foi aprovado o aumento de capital na controlada Klanil Services Ltd., através da transferência do investimento na controlada Cheyney Financial S. A.

(b) Informações sobre partes relacionadas

	%	Capital social	Patrimônio líquido	Lucro líquido (prejuízo)	Saldos ativos (passivos) 2001	Saldos ativos (passivos) 2000	Receitas (despesas) líquidas 2001	Receitas (despesas) líquidas 2000
Controladas Diretas								
Klanil Services Ltd.	100,0	176.570	193.754	18.263				
Facilita Serviços e Propaganda S. A.	100,0	26.928	33.930	4.016	(31.844)	(30.904)	2.787	2.409
Lojas Americanas da Amazônia S. A.	100,0	2.288	339	(122)	(384)	(4.992)		
Lojas Americanas Home Shopping Ltda.	100,0	6.877	1.805	(19)	(1.679)	(1.707)		
Controladas Indiretas								
Cheyney Financial S. A.	100,0	22.378	195.754	20.266				
Americanas.com	60,4	92.967	31.938	(15.361)				
Americanas.com S. A. Comércio Eletrônico	60,4	68.181	19.766	(13.588)	425	892	174	266
Coligada								
Smart Club do Brasil Ltda.	15,0	100	336	(4.495)	(1.581)	(1.556)		
					(35.063)	**(38.267)**	**2.961**	**2.675**
Ligada								
São Carlos Empreendimentos e Participações S. A. (a)					(2.838)	(3.114)	(23.798)	(22.546)

As principais operações realizadas com e entre as empresas controladas, coligada e ligada referem-se a mútuos e adiantamentos, decorrentes da administração financeira operar em regime de caixa único, bem como da venda de mercadorias e de aluguel de imóveis. As operações são pactuadas a taxas, prazos e valores usualmente praticados pelo mercado em transações da mesma natureza.

(a) Registrados, respectivamente, em "Demais contas a pagar" no Balanço Patrimonial e em "Despesas com Vendas" na Demonstração do Resultado.

9. IMOBILIZADO

	Taxa anual de depreciação %	Controladora Custo	Controladora Depreciação/ amortização acumulada	Controladora 2001 Líquido	Controladora 2000 Líquido	Consolidado Custo	Consolidado Depreciação/ amortização acumulada	Consolidado 2001 Líquido	Consolidado 2000 Líquido
Instalações	10	102.061	(77.135)	24.926	27.070	103.721	(77.537)	26.184	28.223
Máquinas e equipamentos	20	70.484	(55.246)	15.238	18.780	73.029	(56.003)	17.026	20.488
Benfeitorias em imóveis de terceiros	(*)	84.066	(49.831)	34.235	35.651	85.025	(50.510)	34.515	36.315
Veículos	20	1.689	(1.588)	101	166	1.689	(1.588)	101	166
		258.300	(183.800)	74.500	81.667	263.464	(185.638)	77.826	85.192
Obras em andamento e outros		825		825	1.561	7.483	(514)	6.969	5.468
		259.125	(183.800)	75.325	83.228	270.947	(186.152)	84.795	90.660

(*) Calculada com base nos respectivos prazos dos contratos de aluguel.

10. DIFERIDO

	Controladora 2001	Controladora 2000	Consolidado 2001	Consolidado 2000
Projetos de distribuição e logística	22.529	21.902	22.529	21.902
Projetos de informática	54.256	41.205	56.436	41.205
Gastos pré-operacionais	28.635	26.957	31.236	28.873
Direito de uso de *software*	12.758	12.674	12.758	12.674
Outros	4.301	3.114	4.301	3.114
	122.479	105.852	127.260	107.768
Amortização acumulada	(56.039)	(41.877)	(56.257)	(41.931)
	66.440	63.975	71.003	65.837

11. EMPRÉSTIMOS E FINANCIAMENTOS

Objeto	Encargos	Vencimento final	Controladora 2001	Controladora 2000	Consolidado 2001	Consolidado 2000
EM MOEDA NACIONAL						
Equipamentos de lojas	Juros de 4,1% a.a. acima da TJLP	15/08/2002	103	249	103	249
Em MOEDA ESTRANGEIRA (US$)						
Abertura de novas lojas (Bonds)	Juros de até 12,3% a.a.	4/06/2004 (1)	340.757	290.283	340.757	290.283
Desenvolvimento Tecnológico	*Juros de 3,0% a.a. + Libor*	*15/05/2005 (2)*	*49.040*	*57.412*	49.040	57.412
Financiamento – Importação	Juros de até 7,3% a.a.	15/12/2002	10.391		10.391	
Capital de giro	Juros de até 11,4% a.a.	22/06/2003	13.405		198.227	89.392
			413.696	**347.944**	**598.518**	**437.336**
PARCELA DE LONGO PRAZO			**(370.684)**	**(329.026)**	**(411.360)**	**(329.026)**
PARCELA DE CURTO PRAZO			**43.012**	**18.918**	**187.158**	**108.310**

Financiamento de longo prazo por ano de vencimento:

	Controladora 2001	Controladora 2000	Consolidado 2001	Consolidado 2000
2002		11.731		11.731
2003	20.884	17.599	61.560	17.599
2004	345.160	295.785	345.160	295.785
2005	4.640	3.911	4.640	3.911
	370.684	**329.026**	**411.360**	**329.026**

Os empréstimos e financiamentos são garantidos, basicamente, por imóveis da empresa ligada São Carlos Empreendimentos e Participações S. A.

(1) Em 4/06/2001, conforme cláusulas contratuais, a maioria dos credores exerceu a opção de antecipação do vencimento dos títulos. Simultaneamente, a Companhia recolocou os mesmos títulos no mercado com deságio, utilizando tais recursos para liquidar a antecipação com os credores originais. Essa operação modificou a taxa de juros original de 11% para 12,3%, os quais serão pagos semestralmente, em 4/06 e 4/12 de cada ano. Não há previsão de liquidação antecipada do principal.

(2) A Companhia está sujeita a algumas cláusulas restritivas de dívida "Debt Covenants" constantes dos contratos de financiamento com o Internacional Finance Corporation – IFC. Essas cláusulas incluem, entre outras, a manutenção de certos índices financeiros, apurados anualmente. Em 31 de dezembro de 2001, todas as cláusulas estão atendidas.

12. IMPOSTOS, TAXAS E CONTRIBUIÇÕES DE LONGO PRAZO

A Companhia está questionando judicialmente a legalidade da cobrança de alguns tributos, tais como: ampliação das bases de cálculo do PIS e da COFINS (Lei nº 9.718/98); recolhimento ao INSS do Seguro Acidente de Trabalho - SAT e Salário Educação, bem como a compensação integral dos prejuízos fiscais e base negativa da contribuição social (Lei nº 8.981/95), limitada a 30% do lucro real. Os montantes não recolhidos ou depositados judicialmente estão provisionados.

13. PROVISÃO PARA CONTINGÊNCIAS

A Companhia e suas controladas mantêm provisão para cobrir possíveis perdas em demandas judiciais oriundas de reclamações trabalhistas e cíveis, bem como do questionamento de autuações fiscais de alguns tributos. Com base em opinião de seus assessores jurídicos, a Companhia não espera, no encerramento desses processos, perdas superiores aos valores provisionados. A contrapartida do ajuste das provisões é reconhecida no resultado do exercício como resultado não operacional.

14. PATRIMÔNIO LÍQUIDO

(a) Capital social

O capital social poderá ser aumentado pelo Conselho de Administração, independentemente de reforma estatutária, até o limite de 75.000.000.000 ações ordinárias e/ou preferenciais. Não existe direito de preferência para subscrição de ações.

(b) Movimentação das ações do capital

	Quantidade de ações escriturais, sem valor nominal		
	Ordinárias nominativas	Preferenciais nominativas	Total
Em 31 de dezembro de 2000	26.009.802.871	45.767.706:112	71.777.508.983
Aumento de capital	13.147.872	35.132.128	48.280.000
Em 31 de dezembro de 2001	**26.022.950.743**	**45.802.838.240**	**71.825.788.983**

As ações preferenciais não têm direito a voto, mas gozam de prioridade na distribuição de dividendos e reembolso de capital, sem prêmio, e nos termos da Lei 9.457/97, fazem jus a dividendos no mínimo 10% maiores do que os atribuídos às ações ordinárias.

As ações subscritas e integralizadas no 1º semestre, oriundas do Plano de Opção de Compra de Ações, têm direito a 100% dos dividendos do exercício, ao passo que as ações subscritas e integralizadas no 2º semestre têm direito a 50% dos dividendos do exercício.

(c) Ações em tesouraria

Em 31 de dezembro de 2001, a Companhia mantinha 324.583.449 ações ordinárias nominativas escriturais (285.879.260 em 2000) e 2.918.810.120 ações preferenciais nominativas escriturais (2.845.286.801 em 2000) em tesouraria, a um custo médio, por lote de mil ações, de R$ 7,27 (R$ 7,76 em 2000) e R$ 8,68 (R$ 8,80 em 2000), respectivamente.

Os valores de mercado das ações, com base nas últimas cotações em bolsa, anteriores à data de encerramento do exercício findo em 31 de dezembro de 2001, são de R$ 3,35 (R$ 4,12 em 2000) para as ações ordinárias nominativas escriturais e R$ 4,04 (R$ 3,55 em 2000) para as ações preferenciais nominativas escriturais, por lote de mil ações.

(d) Plano de opção de compra de ações

O plano prevê subscrição, por executivos da Companhia, de ações ordinárias e preferenciais. A integralização das ações poderá ser efetuada à vista ou parceladamente, com recursos próprios ou com recursos oriundos do valor líquido da participação nos lucros anuais atribuída aos adquirentes. Tais ações garantem aos adquirentes os mesmos direitos concedidos aos demais acionistas da Companhia. O saldo financiado em 31 de dezembro de 2001, registrado no realizável a longo prazo, monta a R$ 63.379 (R$ 54.268 em 2000), controladora e consolidado e conforme cláusulas contratuais, é atualizado monetariamente e incidem juros de 6% a.a.. Os contratos contêm cláusulas de recompra das ações, uma vez cessada a relação de trabalho. Apresentamos abaixo o demonstrativo da evolução dos planos oferecidos e respectivos preços de subscrição atualizados conforme cláusulas contratuais.

	Quantidade em lotes de mil ações						
	Plano 1998		Plano 1999	Plano 2001		Total	
	ON	PN	PN	ON	PN	ON	PN
Oferta inicial	1.605.703	1.724.312	100.000			1.605.703	1.824.312
Subscrições	(1.313.631)	(1.193.968)				(1.313.631)	(1.193.968)
Saldos 31/12/2000	292.072	530.344	100.000			292.072	630.344
Oferta				1.299.334	2.286.025	1.299.334	2.286.025
Subscrição				(13.148)	(35.132)	(13.148)	(35.132)
Saldos 31/12/2001	292.072	530.344	100.000	1.286.186	2.250.893	1.578.258	2.881.237
Preço de subscrição	R$ 6,96	R$ 7,53	R$ 4,65	R$ 2,25	R$ 1,75		

Conforme cláusulas contratuais, os planos de 1998, 1999 e 2001 têm prazos de validade até 23 de março de 2003, 27 de dezembro de 2004 e 02 de agosto de 2006, respectivamente.

(e) Dividendos

Aos acionistas é garantido estatutariamente um dividendo mínimo obrigatório correspondente a 25% do lucro líquido do exercício, calculado nos termos da Lei das Sociedades por Ações.

O cálculo dos dividendos do exercício pode ser assim demonstrado:

	2001
Lucro líquido do exercício	57.112
Reserva legal (5% do lucro líquido do exercício)	(2.856)
Base de cálculo dos dividendos	54.256
Dividendos propostos (26,86%)	14.574
Distribuição dos dividendos propostos:	
Ações com direito a dividendo integral:	
- Ações ordinárias, R$ 0,20 por lote de mil ações	5.140
- Ações preferenciais, R$ 0,22 por lote de mil ações	9.434
	14.574

(f) Reserva para novos empreendimentos

A reserva para novos empreendimentos é constituída com base em orçamentos de capital, submetidos à aprovação dos acionistas em assembléia geral, e se destina a financiar os planos de investimentos da Companhia.

15. JUROS SOBRE O CAPITAL PRÓPRIO

Os juros sobre o capital próprio distribuídos por nossa controlada direta, Facilita Serviços e Propaganda S. A., no montante de R$ 2.770 (R$ 2.535 em 2000), foram registrados para fins fiscais na conta de receita financeira. Para efeito destas demonstrações financeiras, a receita de juros sobre o capital próprio foi reclassificada para a conta de investimento, resultando um aumento no resultado de equivalência patrimonial no mesmo montante.

16. INSTRUMENTOS FINANCEIROS

A Companhia e suas controladas utilizam derivativos com o propósito de proteção dos ativos e passivos próprios (*hedge*). Os riscos dessas operações são acompanhados através de instrumentos apropriados e observância às políticas e limites previamente discutidos em comitê da Companhia. Em 31 de dezembro de 2001, a posição de derivativos era composta de:

(a) *Swap*

Os contratos correspondentes às posições de *Swap*, com vencimentos até junho de 2004, montam a R$ 234.694 (R$ 147.429 em 2000), controladora e consolidado, apresentando um diferencial a pagar de R$ 18.915 (R$ 408 em 2000), controladora e consolidado. As operações de *Swap* com instituições financeiras estão registradas na CETIP e não apresentam diferenças relevantes entre o valor patrimonial e o valor de mercado.

O resultado com essas operações gerou ganho no exercício no montante de R$ 18.106 (R$ 2.797 em 2000), controladora e consolidado, contabilizado como receitas financeiras.

(b) Mercado futuro

A Companhia não apresentava, em 31 de dezembro de 2001, saldo em operações realizadas no mercado futuro de ativos financeiros. O resultado com essas operações gerou ganho no exercício no montante de R$ 6.524 mil (controladora e consolidado), contabilizado como receita financeira.

(c) Outras operações financeiras de curto e longo prazos

A Companhia possui aplicações financeiras em Notas do Tesouro Nacional (NTN), no montante de R$ 69.189, que rendem variação cambial e juros de até 8,8% a.a. e aplicações, efetuadas através de uma de suas controladas no exterior, no montante de R$ 338.848.

Os demais ativos e passivos estão demonstrados por valor próximo ao de mercado.

17. OUTRAS RECEITAS OPERACIONAIS

Referem-se, basicamente, às recuperações das contribuições ao PIS – Programa de Integração Social, a saber:

a) Em 2001, em razão da decisão do Superior Tribunal de Justiça em favor dos contribuintes na questão do PIS semestralidade;

b) Em 2000, em razão do Supremo Tribunal Federal ter julgado inconstitucional a aplicação da Medida Provisória 1.212/95, no periodo de outubro de 1995 a fevereiro de 1996.

18. COBERTURA DE SEGUROS

A Companhia possui cobertura de seguros para os bens do estoque e do ativo imobilizado, bem como para roubos e furtos de numerário, cujos valores são considerados suficientes para cobrir eventuais perdas. Em 31 de dezembro de 2001, tais coberturas são assim demonstradas:

Bens segurados	Riscos cobertos	Montante da cobertura
Estoques e imobilizado	Incêndios e riscos diversos	865.479
Numerários	Roubos	1.000

19. RESULTADO NÃO OPERACIONAL

Constituído basicamente pelo ganho de capital decorrente da integralização de novas ações do capital da controlada indireta Americanas.com, realizada pelos acionistas admitidos em junho de 2000 e pelo ajuste das provisões para contingências trabalhistas, fiscais e cíveis, conforme demonstrado abaixo:

	Controladora		Consolidado	
	2001	2000	2001	2000
Ganho de capital			28.020	27.343
Contingências Trabalhistas	(3.555)	(5.519)	(3.573)	(5.707)
Contingências Fiscais e Cíveis	(736)	(1.534)	(1.160)	(2.167)
Outros	(611)	(1.171)	(1.002)	(2.159)
	(4.902)	(8.224)	22.285	17.310

Lojas Americanas S. A.

Report of Independent Accountants

January 23, 2002

To the Directors and Stockholders

Lojas Americanas S. A.

1. We have audited the accompanying balance sheets of Lojas Americanas S.A. and the consolidated balance sheets of Lojas Americanas S. A. and its subsidiary companies as of December 31, 2001 and 2000 and the related statements of income, of changes in stockholders' equity and of changes in financial position of Lojas Americanas S. A., and the related consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3. *In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Lojas Americanas S. A. and of Lojas Americanas S. A. and its subsidiaries as of December 31, 2001 and 2000 and the results of operations, the changes in stockholders' equity and the changes in financial position, as well as the consolidated results of operations and the changes in consolidated financial position for the years then ended, in conformity with accounting requirements determined by Brazilian Corporate Law.*

PricewaterhouseCoopers
Independents Accountants
CRC-SP-160-S-RJ

Antonio de Souza Campos
Partner
Accountant CRC-RJ-12.860-11

Lojas Americanas S. A.

Balance Sheets at December 31

In thousands of Reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
ASSETS				
Current Assets				
Cash and banks	20,529	22,541	34,005	24,840
Money market investments	256,388	92,660	611,441	322,276
Accounts receivable from customers	113,901	135,729	150,592	144,591
Inventories	186,175	159,335	193,974	162,071
Recoverable taxes	36,008	37,246	37,263	38,783
Deferred income tax and social contribution	20,200		22,511	
Other accounts receivable	5,021	7,189	7,457	8,083
	638,222	454,700	1,057,243	700,644
Long-term Assets				
Loans and advances to subsidiary companies	425	892		
Accounts receivable from stockholders				
Share option plan	63,379	54,268	63,379	54,268
Deferred income tax and social contribution	83,785	99,615	84,303	101,338
Judicial deposits	33,558	30,617	34,520	31,406
Other accounts receivable	764	306	846	388
	181,911	185,698	183,048	187,400
Permanent Assets				
Investments	230,246	183,340	442	1,377
Property and equipment	75,325	83,228	84,795	90,660
Deferred charges	66,440	63,975	71,003	65,837
	372,011	330,543	156,240	157,874
	1,192,144	970,941	1,396,531	1,045,918

The accompanying notes are an integral part of these financial statements.

	Parent Company		Consolidated	
	2001	2000	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Suppliers	285,398	204,751	301,494	212,966
Loans and financing	43,012	18,918	187,158	108,310
Salaries and social security contributions	18,134	16,135	30,488	19,857
Taxes and contributions	33,224	35,620	35,033	37,247
Dividends and participations proposed	17,974		18,047	
Third party's fees	4,245	7,326	4,614	7,711
Provision for contingencies	6,193	9,045	6,432	9,185
Deferred income tax and social contribution	31,574		31,574	
Other accounts payable	33,784	28,993	39,309	34,663
	473,538	**320,788**	**654,149**	**429,939**
Long-term Liabilities				
Loans and advances from subsidiary and *associated companies*	35,488	39,159	1,581	1,556
Loans and financing	370,684	329,026	411,360	329,026
Taxes and contributions	82,106	56,468	84,021	58,693
Deferred income tax and social contribution		30,265		30,265
Provision for contingencies	9,675	16,784	12,109	17,565
	497,953	**471,702**	**509,071**	**437,105**
Minority Interests			**12,658**	**423**
Stockholders' Equity				
Capital	117,941	117,850	117,941	117,850
Revenue reserves	130,408	87,870	130,408	87,870
Treasury stock	(27,696)	(27,269)	(27,696)	(27,269)
	220,653	**178,451**	**220,653**	**178,451**
	1,192,144	**970,941**	**1,396,531**	**1,045,918**

Lojas Americanas S. A.

Statement of Income

Years ended December 31

In thousand of Reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
GROSS SALES AND SERVICES REVENUE	1,663,085	1,652,261	1,764,730	1,693,079
Taxes, returns and discounts on sales	(304,457)	(309,162)	(320,715)	(316,129)
NET SALES AND SERVICES REVENUE	**1,358,628**	**1,343,099**	**1,444,015**	**1,376,950**
Cost of goods and services sold	(981,826)	(1,007,706)	(1,037,769)	(1,029,798)
GROSS PROFIT	**376,802**	**335,393**	**406,246**	**347,152**
OPERATING INCOME (EXPENSES)				
Sales	(235,878)	(260,064)	(259,173)	(295,351)
General and administrative	(34,482)	(38,585)	(49,578)	(56,106)
Directors' fees	(6,203)	(3,075)	(14,696)	(4,956)
Financial income	93,108	35,275	107,508	67,260
Financial expenses	(132,266)	(82,275)	(134,411)	(84,691)
Other operating revenues	5,497	17,254	7,264	17,254
Depreciation and amortization	(32,778)	(31,276)	(34,417)	(32,165)
	(343,002)	**(362,746)**	**(377,503)**	**(388,755)**
Operating income (loss) before participation in associated and subsidiary companies	**33,800**	**(27,353)**	**28,743**	**(41,603)**
Participation in associated and subsidiary companies	28,553	20,823	(477)	(3,436)
OPERATING INCOME (LOSS)	**62,353**	**(6,530)**	**28,266**	**(45,039)**
Non-operating income (loss)	(4,902)	(8,224)	22,285	17,310
Income (loss) before income tax and social contribution	**57,451**	**(14,754)**	**50,551**	**(27,729)**
Income tax and social contribution				
- Current			(220)	(256)
- Deferred	3,061	(5,165)	4,167	(3,442)
Income (loss) before statutory participations	**60,512**	**(19,919)**	**54,498**	**(31,427)**
Statutory employees' participations	(3,400)		(3,473)	
Income (loss) before minority interests	**57,112**	**(19,919)**	**51,025**	**(31,427)**
Minority interests			6,087	11,508
NET INCOME (LOSS) FOR THE YEAR	**57,112**	**(19,919)**	**57,112**	**(19,919)**
Net income (loss) per one thousand shares at the end of the year	**R$ 0.83**	**R$ (0.28)**		

The accompanying notes are an integral part of these financial statements.

Lojas Americanas S. A.

Statement of Changes in Stockholders' Equity

In thousand of Reais

		Revenue reserves				
	Capital	Statutory	For investments	Treasury stock	Retained earnings	Total
At December 31, 1999	**116,513**	**2,502**	**105,287**	**(5,954)**		**218,348**
Capital increase paid-up in cash	1,337					**1,337**
Treasury stock purchases				(21,315)		**(21,315)**
Loss for the year					(19,919)	**(19,919)**
Loss offset			(19,919)		19,919	
At December 31, 2000	**117,850**	**2,502**	**85,368**	**(27,269)**		**178,451**
Capital increase paid-up in cash	91					**91**
Treasury stock purchases				(427)		**(427)**
Net income for the year					57,112	**57,112**
Appropriations of net income:						
- Statutory reserve		2,856			(2,856)	
- Proposed dividends (R$ 0.20 per 1,000 common shares and R$ 0.22 per 1,000 preferred shares)					(14,574)	**(14,574)**
- Investment reserve			39,682		(39,682)	
		5,358	125,050			
At December 31, 2001	**117,941**	**130,408**		**(27,696)**		**220,653**

The accompanying notes are an integral part of these financial statements.

Lojas Americanas S. A.

Statement of Changes in Financial Position

Years ended December 31

In thousand of Reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
RESOURCES WERE PROVIDED BY				
Operations				
Net income (loss) for the year	57,112	(19,919)	57,112	(19,919)
Expenses (revenues) not affecting net working capital:				
- *Depreciation and amortization*	32,778	31,276	34,417	32,165
- Net book value of permanent asset disposals	68	55	394	55
- Participation in associated and subsidiary companies	(28,553)	(20,823)	477	3,436
- Investment exchange variation	(26,078)	(12,067)		
- Deferred income tax and social contribution	(3,061)	5,165	(4,167)	3,442
- Exchange variation of foreign subsidiary's long-term liabilities (assets)			(232)	(217)
	32,266	**(16,313)**	**88,001**	**18,962**
Stockholders				
- Capital increase paid-up in cash	91	1,337	91	1,337
Third parties				
- *Increase in long-term liabilities*	56,516	22,075	102,231	32,093
- Interest on own capital	2,770	2,535		
- Dividends from subsidiary companies		36,500		
- Decrease in investments in subsidiary companies	4,500	26,554		
Deferred income tax and social contribution transferred to current assets	20,200		22,511	
Minority interests			12,235	423
Total funds provided	**116,343**	**72,688**	**225,069**	**52,815**
RESOURCES WERE USED FOR				
Permanent assets				
- Investments	3	11,463		3,866
- Property and equipment	10,755	19,573	13,967	24,405
- Deferred	16,653	25,858	19,913	27,439
Treasury stock purchases	427	21,315	427	21,315
Proposed dividends	14,574		14,574	
Increase in long-term assets	11,585	3,442	12,225	2,928
Deferred income tax and social contribution transferred to current assets	31,574		31,574	
Total funds provided	**85,571**	**81,651**	**92,680**	**79,953**
INCREASE (DECREASE) IN WORKING CAPITAL	**30,772**	**(8,963)**	**132,389**	**(27,138)**
CHANGES IN WORKING CAPITAL				
Current Assets				
- At the end of the year	638,222	454,700	1,057,243	700,644
- At the beginning of the year	454,700	451,977	700,644	685,837
	183,522	**2,723**	**356,599**	**14,807**
Current Liabilities				
At the end of the year	473,538	320,788	654,149	429,939
At the beginning of the year	320,788	309,102	429,939	387,994
	152,750	**11,686**	**224,210**	**41,945**
INCREASE (DECREASE) IN WORKING CAPITAL	**30,772**	**(8,963)**	**132,389**	**(27,138)**

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements at December 31, 2001 and 2000

(In thousands of Reais, except for the number of shares)

1. OPERATIONS

Lojas Americanas operates 98 consumer product retail stores (2000 - 94 stores) and 3 distribution centers, in the main state capitals and other major cities throughout Brazil. Electronic sales outlet is also offered by Lojas Americanas' subsidiary, Americanas.com Comércio Eletrônico S. A., increasing its business.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in conformity with the accounting principles established by Brazilian Corporate Law and in accordance with the complementary regulations of the Securities Commission – CVM.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Determination of income

Income is determined on the accrual basis.

(b) Current and long-term assets

Money market investments, primarily fixed income securities, are stated at realized values, including accrued income up to the balance sheet date, not exceeding market value.

Inventories of merchandise are stated at average purchase price, not exceeding market value or replacement cost. Imports in transit are stated at the cost of each item.

Deferred income tax and social contribution are calculated at the respective rates of 25% and 9% on tax losses and negative social contribution bases, as well as on temporary differences between net income and taxable income.

Other assets are stated at realizable values, including, when applicable, accrued income and monetary variations up to the balance sheet date.

(c) Permanent assets

Permanent assets are carried at cost restated up to December 31, 1995, combined with the following aspects:

- Investments in subsidiary and associated companies are accounted for by the equity method.
- Investments in overseas subsidiary companies are translated into Reais based on the exchange rate in force at the end of the year.
- Depreciation of property and equipment is computed on a straight-line basis, at the rates disclosed in Note 9.
- Amortization of installations and leasehold improvements is based on the terms of the lease agreements.
- Deferred charges basically comprise expenses relating to the renovation of stores, opening of new stores, distribution centers and other projects of the Company, and are amortized on a straight-line basis at a rate of 20% per annum (p.a.), as from the opening of the stores or the conclusion of the projects.

(d) Current and long-term liabilities

Loans and financing in foreign currency are restated at the exchange rates in force at the balance sheet date and include accrued contractual interest; loans and financing in local currency are monetarily restated according to contractual rates.

Income tax and social contribution for the year are calculated on taxable income, in accordance with the rates at the end of the year.

Deferred income tax and social contribution are calculated at the respective rates of 25% and 9% on foreign income not available in Brazil.

Other accounts payable are stated at known or estimated amounts, plus, when applicable, related financial charges and monetary variations accrued up to the balance sheet date.

(e) Consolidation criteria

The consolidated financial statements have been prepared in accordance with the consolidation principles established by Brazilian Corporate Law and CVM Instruction nº. 247/96 and include the financial statements of the parent company, Lojas Americanas S. A., and of the directly and indirectly controlled subsidiaries as described in Note 8(b).

The accounting principles were consistently applied to all consolidated companies and are also in line with those adopted in the previous year.

The consolidated financial statements reflect the elimination of balances relating to asset and liability accounts, to revenues and expenses and to unrealized earnings arising from intercompany operations and to the parent company's participation in the net equity of the subsidiary companies. Minority interests are shown separately.

4. ACCOUNTS RECEIVABLE FROM CLIENTS

	Parent Company		Consolidated	
	2001	2000	2001	2000
Credit cards	105,716	116,466	139,973	124,108
Checks	3,475	15,428	3,485	15,428
Others	6,566	6,536	9,115	7,929
	115,757	**138,430**	**152,573**	**147,465**
Allowance for doubtful accounts	(1,856)	(2,701)	(1,981)	(2,874)
	113,901	**135,729**	**150,592**	**144,591**

Accounts receivable are adjusted to present values using the average nominal interest rates published by the National Association of Investment Banks and Security Dealers – ANBID.

The allowance for doubtful accounts considers the average loss over the last twelve months, adjusted in accordance with management estimates of probable losses on accounts not yet due. The receivables overdue for more than 180 days are considered uncollectible and, consequently, written off against the allowance for doubtful accounts.

5. INVENTORIES

	Parent Company		Consolidated	
	2001	2000	2001	2000
Merchandise				
- At stores	135,904	95,983	135,904	95,983
- At warehouses	36,472	50,721	44,257	53,457
Imports in transit	10,854	8,149	10,854	8,149
Packaging and supplies	2,945	4,482	2,959	4,482
	186,175	159,335	193,974	162,071

6. RECOVERABLE TAXES

	Parent Company		Consolidated	
	2001	2000	2001	2000
Value-added tax on sales and services – ICMS	15,705	16,817	15,705	16,817
Income tax withheld at source – IRRF	12,008	14,176	12,249	14,617
Social contribution on net income – CSLL	432	412	1,008	1,019
Social Integration Program – PIS	2,022	3,618	2,022	3,618
Social Security Contributions	4,312		4,418	
Others	1,529	2,223	1,861	2,712
	36,008	37,246	37,263	38,783

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

(a) Presentation

According to CVM Resolution nº. 273/98, the Company recorded as current and long-term assets and liabilities deferred income tax and social contribution arising from tax losses, negative social contribution bases, temporary differences and foreign income that will only be taxed or deducted when the conditions of tax legislation be met. The amount classified as current assets refers to management's expectation of its realization in 2002, based on the taxable income of Lojas Americanas S. A. and on the taxation of foreign income recorded up to December 31, 2001. The book value of deferred tax credits is revised on an annual basis, considering the projections of future results and reflecting management's expectation of their realization by 2006.

The composition of these amounts is as follows:

	Parent Company		Consolidated	
	2001	2000	2001	2000
ASSETS				
Deferred income tax:				
- Tax losses	62,670	53,000	63,597	53,968
- Temporary differences	15,368	21,826	16,289	22,000
	78,038	**74,826**	**79,886**	**75,968**
Deferred social contribution:				
- Negative bases	20,414	16,931	21,063	17,449
- Temporary differences	5,533	7,858	5,865	7,921
	25,947	**24,789**	**26,928**	**25,370**
	103,985	**99,615**	**106,814**	**101,338**
Long-Term	**(83,785)**	**(99,615)**	**(84,303)**	**(101,338)**
Short-Term	**20,200**		**22,511**	
LIABILITIES				
Deferred income tax and social contribution on foreign income	31,574	30,265	31,574	30,265
Long-Term		**(30,265)**		**(30,265)**
Short-Term	**31,574**		**31,574**	

(b) Reconciliation between nominal and effective rates

The reconciliation between nominal and effective income tax and social contribution rates is presented below:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Income (loss) before taxes and participation	57,451	(14,754)	50,551	(27,729)
Nominal rate	34%	34%	34%	34%
Income tax and social contribution at nominal rate	(19,533)	5,016	(17,187)	9,427
Effect of additions (eliminations) on net income				
- Equity accounting	9,708	7,080	(162)	(1,168)
- Interest on own capital	(942)	(861)		
- Availability of foreign income		(9,125)		
- Exchange variations in overseas investments	8,866	4,103	8,866	4,103
- Other permanent (additions) eliminations	133	(4,761)	4,733	(3,562)
Tax effects on statutory participation	1,156		1,181	
Effects of tax credits not recognized in the year		(4,982)		(8,586)
Effects of tax credits not recognized in the previous year	4,982		8,586	
Effects of tax on minority interests not provided for			(2,070)	(3,912)
Income tax and social contribution *on foreign income*	(1,309)	(1,635)		
Income tax and social contribution at effective rate	3,061	(5,165)	3,947	(3,698)

8. INVESTMENTS

(a) Changes in parent company's investments

	Subsidiaries					Associated company	Total	
	Cheyney Financial S. A..	Klanil Services Ltd.	Facilita Serviços e Propaganda S. A.	Lojas Americanas da Amazônia S. A.	Lojas Americanas Home Shopping Ltd.	Smart Club do Brasil Ltd.	2001	2000
At January 1	142,518		32,684	4,961	1,824	985	182,972	204,208
Acquisition		3					3	
Capital increase								11,463
Capital reduction				(4,500)			(4,500)	(26,554)
Transfer to long-term assets						(458)	(458)	
Exchange variation	25,994	84					26,078	12,067
Equity adjustment	6,892	18,263	4,016	(122)	(19)	(477)	28,553	20,823
Transfer of investment	(175,404)	175,404						
Interest on own capital			(2,770)				(2,770)	(2,535)
Dividends received								(36,500)
		193,754	33,930	339	1,805	50	229,878	182,972
Other investments							368	368
At December 31		193,754	33,930	339	1,805	50	230,246	183,340

The increase in the capital of the subsidiary Klanil Services Ltd., by means of the transfer of the investment in Cheyney Financial S. A., has been approved at a Board Meeting.

(b) Information on related parties

	%	Paid-up Capital	Shareholders' equity	Net income (loss)	Assets (liabilities) 2001	Assets (liabilities) 2000	Net revenues (expenses) 2001	Net revenues (expenses) 2000
Subsidiaries								
Klanil Services Ltd.	100.0	176,570	193,754	18,263				
Facilita Serviços e Propaganda S. A.	100.0	26,928	33,930	4,016	(31,844)	(30,904)	2,787	2,409
Lojas Americanas da Amazônia S. A.	100.0	2,288	339	(122)	(384)	(4,992)		
Lojas Americanas Home Shopping Ltd.	100.0	6,877	1,805	(19)	(1,679)	(1,707)		
Indirect Subsidiaries								
Cheyney Financial S. A.	100.0	22,378	195,754	20,266				
Americanas.Com	60.4	92,967	31,938	(15,361)				
Americanas.Com S. A. Comércio Eletrônico	60.4	68,181	19,766	(13,588)	425	892	174	266
Associated company								
Smart Club do Brasil Ltd.	15.0	100	336	(4,495)	(1,581)	(1,556)		
					(35,063)	(38,267)	2,961	2,675
Spun-off company								
São Carlos Empreendimentos e Participações S. A. (a)					(2,838)	(3,114)	(23,798)	(22,546)

The main intercompany transactions refer to loans and advances arising from the centralized cash management system, as well as the sale of goods and real estate rental. These operations are carried out with rates, maturity dates and values similar to those normally practiced in the market for transactions of a similar nature.

(a) Amounts recorded respectively as "Other accounts payable" under current liabilities and "Sales expenses" in the statement of income.

9. PROPERTY AND EQUIPMENT

		Parent Company		2001	2000	Consolidated		2001	2000
	Annual depreciation rates %	Cost	Accumulated depreciation/ amortization	Net	Net	Cost	Accumulated depreciation/ amortization	Net	Net
Installations	10	102,061	(77,135)	24,926	27,070	103,721	(77,537)	26,184	28,223
Machinery and equipment	20	70,484	(55,246)	15,238	18,780	73,029	(56,003)	17,026	20,488
Leasehold improvements	(*)	84,066	(49,831)	34,235	35,651	85,025	(50,510)	34,515	36,315
Vehicles	20	1,689	(1,588)	101	166	1,689	(1,588)	101	166
		258,300	**(183,800)**	**74,500**	**81,667**	**263,464**	**(185,638)**	**77,826**	**85,192**
Construction in progress and others		825		825	1,561	7,483	(514)	6,969	5,468
		259,125	**(183,800)**	**75,325**	**83,228**	**270,947**	**(186,152)**	**84,795**	**90,660**

(*) Amortized to coincide with the termination of the lease agreements.

10. DEFERRED CHARGES

	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
Logistic and distribution projects	22,529	21,902	22,529	21,902
I.T. projects	54,256	41,205	56,436	41,205
Pre-operational expenditures	28,635	26,957	31,236	28,873
Software use rights	12,758	12,674	12,758	12,674
Others	4,301	3,114	4,301	3,114
	122,479	**105,852**	**127,260**	**107,768**
Accumulated amortization	(56,039)	(41,877)	(56,257)	(41,931)
	66,440	**63,975**	**71,003**	**65,837**

11. LOANS AND FINANCING

Object	Charges	Due date	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
IN LOCAL CURRENCY						
Stores equipment	Interest of 4.1% p.a. over TJLP	08/15/2002	103	249	103	249
IN FOREIGN CURRENCY (US$)						
Opening of new stores (Bonds)	Interest up to 12.3% p.a.	06/04/2004(1)	340,757	290,283	340,757	290,283
Technological development	Interest of 3.0% p.a. + Libor	05/15/2005(2)	49,040	57,412	49,040	57,412
Financing - importation	Interest up to 7.3% p.a.	12/15/2002	10,391		10,391	
Working capital	Interest up to 11.4% p.a.	06/22/2003	13,405		198,227	89,392
			413,696	347,944	598,518	437,336
LONG-TERM PORTION			(370,684)	(329,026)	(411,360)	(329,026)
SHORT-TERM PORTION			43,012	18,918	187,158	108,310

Long-term financing by maturity year:

	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
2002		11,731		11,731
2003	20,884	17,599	61,560	17,599
2004	345,160	295,785	345,160	295,785
2005	4,640	3,911	4,640	3,911
	370,684	329,026	411,360	329,026

Loans and financing are primarily guaranteed by São Carlos Empreendimentos e Participações S. A. real estate.

(1) Most of the creditors decided to advance the due date to June 4, 2001. Simultaneously, the Company replaced these bonds in the market at a discount, using these funds to settle the advance payment with original creditors. This operation increased the interest rate from 11.00% to 12.3%, which will be paid in semi-annual installments, at June 4 and December 4 of each year. There is no forecast of paying the principal amount before the due date.

(2) The Company is subject to some debt covenants established in the International Finance Corporation – IFC funding agreement. These covenants also include the maintenance of some minimum financial rates, annually calculated. At December 31, 2001, Lojas Americanas S. A. is totally in compliance with the covenants.

12. LONG-TERM TAXES AND CONTRIBUTIONS

The Company is judicially questioning the calculation basis of PIS and COFINS (Law nº. 9718/98), as well as the legality of the restriction on the offset of corporate income tax and social contribution losses to 30% of adjusted net income, as determined by Law nº. 8981/95, and the INSS collection of the Industrial Accident Insurance – SAT and education pay. The unpaid amount is being provided for.

13. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries maintain a provision to cover possible losses arising from judicial cases related to fiscal, labor and civil claims as well as tax assessments. Based on the opinion of its legal advisers, the Company does not expect losses in excess of the amounts provided for. The counter-entry of the provision adjustment is recognized as non-operating income in the statement of income.

14. STOCKHOLDERS' EQUITY

(a) Capital

The capital may be increased by the Board of Directors, without requiring any change in the Company's bylaws, up to 75,000,000,000 common and/or preferred shares. Additionally, there are no preferential subscription rights.

(b) Movement on Capital Stock

	Number of subscribed shares, with no par value		
	Common Nominative	Preferred Nominative	Total
At December 31, 2000	26,009,802,871	45,767,706,112	71,777,508,983
Capital increase	13,147,872	35,132,128	48,280,000
At December 31, 2000	**26,022,950,743**	**45,802,838,240**	**71,825,788,983**

Preferred shares are non-voting, but have priority in the distribution of dividends and return of capital, without premium, and, in accordance with Law 9.457/97, receive dividends at a minimum rate of 10% over those received by common shares.

Shares subscribed and paid-up in the first half-year, as part of the share option plan, confer full right to the dividends for the year, whilst shares subscribed and paid-up in the second semester confer just 50% of the dividends for the year.

(c) Treasury stock

At December 31, 2001, the Company held treasury stock consisting of 324,583,449 registered common nominative shares (285,879,260 in 2000) and 2,918,810,120 registered preferred nominative shares (2,845,286,801 in 2000), at an average cost per thousand shares of R$ 7.27 (R$ 7.76 in 2000) and R$ 8.68 (R$ 8.80 in 2000) respectively.

The market value of shares, based on the latest quoted price on the stock exchange prior to the year-end closing at December 31, 2001, amounts to R$ 3.35 (R$ 4.12 in 2000) for 1,000 registered common nominative shares and R$ 4.04 (R$ 3.55 in 2000) for 1,000 registered preferred nominative shares.

(d) Stock option plan

This plan provides for the subscription of common and preferred shares by Company executives. Payment for the shares can be made in one lump sum or in installments, with their own funds or those arising from the participation in annual net income assigned to the buyers. These shares guarantee the buyers the same rights as those held by the other stockholders. Unpaid installments at December 31, 2001 total R$ 63,379 (R$ 54,268 in 2000) and are recorded as long-term assets, parent company and consolidated; according to contractual clauses, these amounts are restated and accrue interest of 6% p.a. The individual contracts contain repurchase clauses which become effective if the employment relationship is terminated. Presented below is a statement of the shares offered under the plans and the respective restated subscribed prices according to contractual clauses.

	Per one thousand shares						
	1998 Plan		1999 Plan	2001 Plan		Total	
	Common shares	Preferred shares	Preferred shares	Common shares	Preferred shares	Common shares	Preferred shares
Initial Offering	1,605,703	1,724,312	100,000			1,605,703	1,824,312
Subscriptions	(1,313,631)	(1,193,968)				(1,313,631)	(1,193,968)
At December 31, 2000	292,072	530,344	100,000			292,072	630,344
Offering				1,299,334	2,286,025	1,299,334	2,286,025
Subscriptions				(13,148)	(35,132)	(13,148)	(35,132)
At December 31, 2001	292,072	530,344	100,000	1,286,186	2,250,893	1,578,258	2,881,237
Subscription Price	R$ 6.96	R$ 7.53	R$ 4.65	R$ 2.25	R$ 1.75		

According to contractual clauses, the plans offered in 1998, 1999 and 2001 are valid until March 23, 2003, December 27, 2004 and August 2, 2006 respectively.

(e) Dividends

The Company's bylaws ensure the stockholders a minimum compulsory dividend of 25% of net income, calculated in accordance with the requirements of Brazilian Corporate Law.

The calculation of the dividends is as follows:

	2001
Net income for the year	57,112
Statutory reserve (5% of net income for the year)	(2,856)
Dividends calculation basis	54,256
Proposed dividends (26.86%)	14,574
Distribution of proposed dividends	
Shares with full right to dividends	
- Common shares: R$ 0.20 per one thousand shares	5,140
- Preferred shares: R$ 0.22 per one thousand shares	9,434
	14,574

(f) Reserve for future investments

This reserve, to finance the Company's capital expenditures, is based on capital budgets submitted for approval at the Stockholders' Annual General Meeting and aims at financing the Company's investment plans.

15. INTEREST ON OWN CAPITAL

Interest on own capital distributed by the subsidiary Facilita Serviços e Propaganda S. A., amounting to R$ 2,770 (R$ 2,535 in 2000) was classified for tax purposes as financial income. For the purpose of these financial statements, income from interest on own capital has been reclassified to the investment account, resulting in an equivalent increase in equity accounting results.

16. DERIVATIVES

The Company and its subsidiaries use derivatives for the purpose of hedging their assets and liabilities. The risks of these operations are managed through specific instruments in compliance with policies and limits previously determined by the Board of Directors. At December 31, 2001, the derivatives position was as follows:

(a) Swaps

Swap positions, which mature up to June 2004, amount to R$ 234,694 (R$ 147,429 in 2000), parent company and consolidated, and present a payable differential of R$ 18,915 (R$ 408 in 2000), parent company and consolidated. The swap operations with financial institutions are registered with the Clearing House for Custody and Financial Settlement of Securities (CETIP) and do not present significant differences between book and market values. Gains arising from these operations during the year amounted to R$ 18,106 (R$ 2,797 in 2000) – parent company and consolidated, and were recorded as financial income.

(b) Futures market

At December 31, 2001, the Company did not have any outstanding positions in the futures market. Gains arising from these operations during the year amounted to R$ 6,524 thousand – parent company and consolidated, and were recorded as financial income.

(c) Other short and long-term financial operations

The Company has investments comprising "Notas do Tesouro Nacional" (National Treasury Notes – NTN), amounting to R$ 69,189, with interest of up to 8.8% p.a., plus exchange variation, and overseas money market investments in US dollars, held by one of its subsidiaries, amounting to R$ 338,848.

Other assets and liabilities are shown at approximate market values.

17. OTHER OPERATING REVENUES

These refer basically to the recovery of contributions made to PIS (Social Integration Program), namely:

a) In 2001, due to the Higher Court of Justice favorable decision in relation to the half-yearly Social Integration Program issue;

b) In 2000, due to the fact that the application of Provisional Measure nº. 1212/95 in the period between October 1995 and February 1996 was deemed unconstitutional by the Federal Supreme Court.

18. INSURANCE COVER

The Company holds insurance policies for fire and miscellaneous risks related to permanent and inventory assets, as well as cash theft, at amounts considered sufficient to cover possible losses. At December 31, 2001, the types of coverage are as follows:

Insured Risks	Coverage	Sum Insured
Inventory and fixed assets	Fire and miscellaneous risks	865,479
Cash	Theft	1,000

19. NON-OPERATING INCOME (LOSS)

The consolidated non-operating income (loss) refers basically to capital gains arising from payment for new shares in the capital of the indirect subsidiary Americanas.com by the stockholders, admitted in June 2000, and by the adjustment of provisions for labor, fiscal and civil contingencies, as shown below:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Capital gains			28,020	27,343
Labor contingencies	(3,555)	(5,519)	(3,573)	(5,707)
Fiscal and civil contingencies	(736)	(1,534)	(1,160)	(2,167)
Others	(611)	(1,171)	(1,002)	(2,159)
	(4,902)	(8,224)	22,285	17,310

Conselho de Administração e Principais Executivos

Board of Directors and Main Executives

Conselho de Administração

Board of Directors

Carlos Alberto da Veiga Sicupira

Fersen Lamas Lambranho

Jorge Paulo Lemann

Marcel Herrmann Telles

Roberto Moses Thompson Motta

Principais Executivos

Main Executives

Adilson Balboni
Gerente Centro de Distribuição / Distribution Center Manager

Adriano Anastacio Limp
Gerente Geral de Loja / Store Manager

Adriano Furtado de Almeida
Gerente Geral de Loja / Store Manager

Adriano Rezende Vane
Gerente Geral de Loja / Store Manager

Aldovrando Amoras de O. Junior
Gerente Geral de Loja / Store Manager

Alexandre Reisen de Pinho
Gerente Regional / Regional Manager

Altamir Freitas Braga Junior
Comprador / Buyer

Ana Celia Fidalgo da Silva
Chefe de Departamento / Head of Department

Ana Cristina B. Ferreira
Comprador / Buyer

André Luiz do Vale E. Dali
Comprador / Buyer

Andrea Moreira Espindola
Gerente Geral de Loja / Store Manager

Andrea Silva Barra
Gerente Geral de Loja / Store Manager

Anna Christina Ramos Saicali
Diretor / Director

Anna Christina Sotero Ferreira
Comprador / Buyer

Antonio Carlos Louredo
Gerente Geral de Loja / Store Manager

Antonio Carlos Mendes
Gerente Geral de Loja / Store Manager

Antonio Geraldo da Silva Filho
Gerente Geral de Loja / Store Manager

Antônio José Cardoso
Gerente Geral de Loja / Store Manager

Armando Andres Asenjo
Comprador / Buyer

Arnoldo de Mattos
Chefe de Departamento / Head of Department

Artur Otavio de Carvalho Nobre
Superintendente / Superintendent

Ary Ricardo Engelbert
Gerente Geral de Loja / Store Manager

Auxiliadora Faria Bizzo
Gerente Geral de Loja / Store Manager

Bruno Linhares G. Soares
Chefe de Departamento / Head of Department

Carlos Alberto de Souza
Superintendente / Superintendent

Carlos Alexandre S. Fernandes
Gerente Centro de Distribuição / Distribution Center Manager

Carlos Fernando de Souza
Chefe de Departamento / Head of Department

Celso Alves Ferreira Louro
Superintendente / Superintendent

Cesar Augusto Lima Natarelli
Comprador / Buyer

Cezar Ferreira da Silva
Comprador / Buyer

Ciro César de Carvalho
Gerente Geral de Loja / Store Manager

Claudio Rogerio Martins
Gerente Geral de Loja / Store Manager

Cristhiane Assofra Moreno
Comprador / Buyer

Cristóforo de Andrade Neto
Gerente Geral de Loja / Store Manager

Daniel Carmo dos Santos Filho
Comprador / Buyer

Daniela Eiras das Neves
Comprador / Buyer

Dário Bras da Motta
Gerente Geral de Loja / Store Manager

Denise Cardoso F. Teixeira
Comprador / Buyer

Domingos Galante Neto
Gerente Geral de Loja / Store Manager

Edilson Pinto do Carmo
Gerente Geral de Loja / Store Manager

Edson Magalhães
Gerente Geral de Loja / Store Manager

Eduardo Khair Chalita
Diretor / Director

Elcy Vilaça Dias
Gerente Geral de Loja / Store Manager

Elio Pontes de Amorim
Gerente Geral de Loja / Store Manager

Elio Viana Carneiro
Gerente Geral de Loja / Store Manager

Eneas Anazio Pereira Junior
Gerente Geral de Loja / Store Manager

Erlon de Souza Alves
Gerente Geral de Loja / Store Manager

Eunice Castilho S. Bartolomeu
Gerente Geral de Loja / Store Manager

Fernando A. C. F. de Vasconcellos
Comprador Trainee / Trainee Buyer

Fernando Gomes Labanca
Superintendente / Superintendent – Facilita

Fernando Henrique de V. Rosa
Gerente Geral de Loja / Store Manager

Fernando José Leitão da Costa
Chefe de Departamento / Head of Department – Facilita

Francisco José Magrini Câmara
Gerente Geral de Loja / Store Manager

Genes Anselmo da Paz
Gerente Geral de Loja / Store Manager

German Pasquale Quiroga Vilardo
Diretor / Director – Americanas.com

Gilberto Augusto A. Andrade
Gerente Regional / Regional Manager

Gilmar Luiz Hoffner
Gerente Geral de Loja / Store Manager

Heitor Rezende de Carvalho
Gerente Geral de Loja / Store Manager

Helton Antonio Giesteira
Gerente Geral de Loja / Store Manager

Iliana Maria Cochlar
Chefe de Departamento / Head of Department

Isac Puglia Garcia
Gerente Geral de Loja / Store Manager

Jaime Pfaltzgraff Ribeiro
Chefe de Departamento / Head of Department

Janete Aparecida Murari Oide
Gerente Geral de Loja / Store Manager

João Batista dos Reis
Gerente Geral de Loja / Store Manager

João Batista F. Moraes
Gerente Geral de Loja / Store Manager

João Guerra Duarte Neto
Chefe de Departamento / Head of Department

Joaquim da Silva
Gerente Geral de Loja / Store Manager

Jorge Cassins Neto
Gerente Geral de Loja / Store Manager

Jorge Luis Soares de Avellar
Gerente Geral de Loja / Store Manager

Jorge Mehdef Filho
Gerente Geral de Loja / Store Manager

Jorge Salomão Neto
Gerente Geral de Loja / Store Manager

José Alcides Gomes
Gerente Regional / Regional Manager

José Augusto M. Garcez
Gerente Geral de Loja / Store Manager

José Ely Alves Barreiros
Gerente Geral de Loja / Store Manager

José Fernando Cleto
Gerente Geral de Loja / Store Manager

José Luiz Rodrigues
Gerente Geral de Loja / Store Manager

José Mário R.F. Araujo
Gerente Geral de Loja / Store Manager

José Marques Soares Filho
Gerente Geral de Loja / Store Manager

José Mauro Rocha de Barros
Chefe de Departamento / Head of Department

José Nilson Ferreira
Gerente Regional / Regional Manager

José Pedro de Oliveira Campos
Chefe de Departamento / Head of Department

José Ricardo Maurício Andrade
Superintendente / Superintendent

José Rogério Teixeira
Gerente Geral de Loja / Store Manager

José Timotheo de Barros
Diretor / Director – Americanas.com

Kleber Antonio Soncin
Gerente Geral de Loja / Store Manager

Laurindo Aelson Teixeira Costa
Gerente Geral de Loja / Store Manager

Lindamir Kazmierczak
Gerente Geral de Loja / Store Manager

Luciano Antonio C. Ferreira
Gerente Geral de Loja / Store Manager

Luciano Boska
Gerente Geral de Loja / Store Manager

Luis Carlos Bernardino
Gerente Geral de Loja / Store Manager

Luis Roberto de Miranda Pinto
Superintendente / Superintendent

Luiz Gonzaga de Andrade
Gerente Geral de Loja / Store Manager

Luiz Henrique Noronha
Chefe de Departamento / Head of Department

Luiz Ricardo Wanderley Durco
Gerente Geral de Loja / Store Manager

Marcelo Ferreira Brandao
Gerente Geral de Loja / Store Manager

Marcelo Pinto
Comprador / Buyer

Marcio Cruz Meirelles
Chefe de Departamento / Head of Department

Marcio Leles de Campos
Gerente Geral de Loja / Store Manager

Marco Antonio André Provetti
Chefe de Departamento / Head of Department

Marco Aurelio Centeno Pileri
Gerente Geral de Loja / Store Manager

Marcos Oliveira Marques
Gerente Geral de Loja / Store Manager

Marcus Vinicius M. Sampaio
Comprador / Buyer

Maria Angela Pessanha Ferreira
Comprador / Buyer

Maria Aparecida Batista Lopes
Gerente Geral de Loja / Store Manager

Maria Christina F. Nascimento
Gerente de Compras / Purchase Manager

Maria Enedi Farina da Cunha
Gerente Geral de Loja / Store Manager

Maria Magdalena D. Gomez
Comprador / Buyer

Marlise Mendonça dos Reis
Gerente Geral de Loja / Store Manager

Miguel Gomes P. S. Gutierrez
Diretor / Director

Murilo dos Santos Corrêa
Chefe de Departamento / Head of Department

Nadia Castanha Lisboa
Gerente Geral de Loja / Store Manager

Nágela Maria de Souza
Gerente Geral de Loja / Store Manager

Natividade Rodrigues Ortega
Gerente Geral de Loja / Store Manager

Nelson Carlos Meiga
Superintendente / Superintendent

Norival Charaba
Gerente Geral de Loja / Store Manager

Osmair Antonio Luminatti
Diretor / Director

Patricia La Porta Santos
Comprador / Buyer

Patricia Rodrigues Santos
Comprador / Buyer

Paula Frederico de Lyra Vaz
Comprador / Buyer

Paulo Augusto Rabelo Alves
Superintendente / Superintendent

Paulo Bruno Alvarenga Crim
Gerente Geral de Loja / Store Manager

Regina Helena Pereira dos Reis
Comprador / Buyer

Renata Maria Xavier R. Martins
Comprador / Buyer

Renato Guillobel Drumond
Diretor / Director – Americanas.com

Renato Vasconcellos B. Filho
Gerente Centro de Distribuição / Distribution Center Manager

Renato Vital Pereira
Gerente Geral de Loja / Store Manager

Richard Freeman Lark Jr.
Diretor / Director – Americanas.com

Roberto José de Abreu
Gerente Geral de Loja / Store Manager

Roberto Martins de Souza
Diretor / Director

Roberto Rangel Lima Junior
Gerente de Compras / Purchase Manager

Robson Cechinel
Gerente Geral de Loja / Store Manager

Ronney Campos Galiazzi Pastro
Gerente de Compras / Purchase Manager

Rosana Stefani
Gerente de Compras / Purchase Manager

Rosangela Gasparini Gomes
Gerente Geral de Loja / Store Manager

Rosi Mari da Silva Morato
Gerente Geral de Loja / Store Manager

Samuel de Oliveira
Gerente Geral de Loja / Store Manager

Saulo Menezes G. Souza
Gerente Geral de Loja / Store Manager

Sávio Pires de Andrade
Gerente Geral de Loja / Store Manager

Sidion Vieira
Gerente Geral de Loja / Store Manager

Silvio Batista Pitaluga
Gerente Geral de Loja / Store Manager

Sonia Regina Presotto
Gerente Geral de Loja / Store Manager

Suely Simões de Brito
Gerente Geral de Loja / Store Manager

Suzana Sulzer B. de F. Carvalho
Gerente Geral de Loja / Store Manager

Tania Elizabeth M. Santana
Gerente Geral de Loja / Store Manager

Tania Sant'anna Marins
Gerente Geral de Loja / Store Manager

Tarcisio Damasceno Rodrigues
Gerente Geral de Loja / Store Manager

Teresa Cristina Franca Morgan
Comprador / Buyer

Umberto Eustachio G. Consales
Superintendente / Superintendent

Valdecir dos Santos Figueira
Gerente Geral de Loja / Store Manager

Valdoir Stramondinolli
Gerente Geral de Loja / Store Manager

Vilmar Cardoso
Gerente Geral de Loja / Store Manager

Walderige Brancalion
Gerente Regional / Regional Manager

Wellington de Almeida Souza
Gerente Regional / Regional Manager

Wellington N. da Silva
Comprador / Buyer

Endereços

Addresses

SEDE / *HEADQUARTER*

Lojas Americanas S. A.
Rua Sacadura Cabral, 102 – Saúde
CEP 20081-902 – Rio de Janeiro – RJ
Tel (0xx21) 2206-6556
Fax (0xx21) 2206-6687

CENTROS DE DISTRIBUIÇÃO / *DISTRIBUTION CENTERS*

RECIFE – PE
BR 101 Sul, km 29,6 – Cabo de Santo Agostinho
CEP 54500-000
Tel (0xx81) 3521-8100

RIO DE JANEIRO – RJ
Rodovia Presidente Dutra, km 187/188 – Austin – Nova Iguaçu
CEP 26210-000
Tel (0xx21) 2763-2156

SÃO PAULO – SP
Av. Marcos Penteado Ulhoa Rodrigues, 401 – Barueri
CEP 06460-040
Tel (0xx11) 4166-2450

LOJAS / *STORES*

ARACAJU – SE
Shopping Jardins
Av. Ministro Geraldo Sobral, s/nº – Jardins
CEP 49000
Tel (0xx79) 217-6800

Rua João Pessoa, 331 – Centro
CEP 49010-130
Tel (0xx79) 211-9243

BAURU – SP
Rua Baptista Carvalho, 3/55 – Centro
CEP 17010-001
Tel (0xx14) 222-5818

BELÉM – PA
Av. Presidente Vargas, 940/6 – Centro
CEP 66017-000
Tel (0xx91) 3241-6195

SH Center Iguatemi
Travessa Padre Eutíquio, 1078 – Bairro Batista Campos
CEP 66023-710
Tel (0xx91) 3250-5082

BELO HORIZONTE – MG
Rua São Paulo, 504 – Centro
CEP 30170-130
Tel (0xx31) 3271-8688

Shopping BH
Rodovia BR 356, 3049 NL 72E – Belvedere
CEP 30330-000
Tel (0xx31) 3286-1089

Minas Shopping
Av. Cristiano Machado, 4000 – Bairro São Paulo
CEP 31910-810
Tel (0xx31) 3426-1267

Shopping Del Rey
Av. Presidente Carlos Luz, 3001 – Caiçaras
CEP 31250-810
Tel (0xx31) 3415-6137

Shopping Cidade
Rua Tupis, 317/337
CEP 30190-060
Tel (0xx31) 3271-7062

BETIM – MG
Betim Shopping
Av. Edméia Lazarotti, 1655 – Angola
CEP 32650-010
Tel (0xx31) 3594-4011

BRASÍLIA – DF
SCS Q4 Bl A 11 – Zona Sul
CEP 70300-500
Tel (0xx61) 223-4585

SQN Q5, Bl A – loja 200 – Setor Comercial Norte
CEP 71710-500
Tel (0xx61) 328-4801

CAMPINAS – SP
Rua 13 de Maio, 573 – Centro
CEP 13010-071
Tel (0xx19) 3231-8094

SHC Iguatemi
Av. Iguatemi, 777 – Jardim Brandina
CEP 13094-691
Tel (0xx19) 3252-0277

CAMPO GRANDE – MS
Rua Marechal Rondon, 1336 – Centro
CEP 78110-070
Tel (0xx67) 321-2828

CURITIBA – PR
Rua Ébano Pereira, 67 – Centro
CEP 84410-240
Tel (0xx41) 222-3271

Av. Cândido Abreu, 127, CA 14/15 – Centro Civico
CEP 80530-000
Tel (0xx41) 323-4606

SHC Curitiba
Praça Oswaldo Cruz, 2698 – Batel
CEP 80250-230
Tel (0xx41) 326-1280

DUQUE DE CAXIAS – RJ
Av. Nilo Peçanha, 145 - Centro
CEP 25010-140
Tel (0xx21) 671-5977

FORTALEZA – CE
Rua Barão do Rio Branco, 922 – Centro
CEP 60025-060
Tel (0xx85) 254-6521

North Shopping
Av. Bezerra de Menezes, 2450 – São Gerardo
CEP 60325-002
Tel (0xx85) 287-4585

Shopping Deo Paseo
Av. Santos Dumont, 3131 – Aldeota
CEP 60150-162
Tel (0xx85) 456-3075

Shopping Iguatemi
Av. Washington Soares, 85, Y2 – Bairro Água Fria
CEP 60811-340
Tel (0xx85) 241-1266

FLORIANÓPOLIS – SC
Rua Felipe Schmidt, 446 – Centro
CEP 89201-440
Tel (0xx48) 224-3321

Beira Mar Shopping
Rua Bocaiúva, 2468 – Centro
CEP 88015-530
Tel (0xx48) 224-0790

GOIÂNIA – GO
Av. Anhanguera, 5562 – Centro
CEP 74043-010
Tel (0xx62) 224-4005

SH Flamboyant
Av. Deputado Jamel Cecílio, 3300 – Jardim Goiás
CEP 74810-100
Tel (0xx62) 515-1078

GUARÁ – DF
Park Shopping
SAIS QA-1, 6580, ljs 214/215 – SAI Sudoeste
CEP 71211-970
Tel (0xx61) 361-0162

JUIZ DE FORA – MG
Rua Halfeld, 668 – Centro
CEP 36010-002
Tel (0xx32) 3215-8673

LONDRINA – PR
Av. Paraná, 196 – Centro
CEP 86010-370
Tel (0xx43) 324-2882

Shopping Catuai
Rodovia Celso Garcia Cid, km 377 – Centro
CEP 86057-230
Tel (0xx43) 339-0360

MACEIÓ – AL
Av. Duque de Caxias, 1792 – Centro
CEP 57020-440
Tel (0xx82) 221-5972

SHC Iguatemi
Rua Gustavo Paiva, 2990 – Mangabeira
CEP 57032-000
Tel (0xx82) 357-1144

MARINGÁ – PR
Av. Brasil, 3171 – Centro
CEP 87013-000
Tel (0xx44) 222-9411

MOGI DAS CRUZES – SP
Shopping Mogi das Cruzes
Av. Vereador Narciso Yague Guimarães, 1001 – Socorro
CEP 08780-000
Tel (0xx11) 4799-5956

NATAL – RN
Av. Rio Branco, 503 - Centro
CEP 59025-003
Tel (0xx84) 211-6100

NILÓPOLIS – RJ
Estrada Mirandela, 290/318 – Centro
CEP 26520-330
Tel (0xx21) 2691-0167

NITERÓI – RJ
Rua Visconde de Uruguai, 503/507 – Centro
CEP 24030-077
Tel (0xx21) 2719-1447

Plaza Shopping Niterói
Rua XV de Novembro, 8, ljs 317/382 – Centro
CEP 24020-120
Tel (0xx21) 2620-2414

NOVA IGUAÇU – RJ
Rua Governador Amaral Peixoto, 277 - Centro
CEP 26210-060
Tel (0xx21) 2667-1481

Iguaçu Top Shopping
Av. Governador Roberto Silveira, 540 – Centro
CEP 26285-060
Tel (0xx21) 2667-1424

OSASCO – SP
Rua Tenente Avelar P. Azevedo, 140 – Centro
CEP 06106-060
Tel (0xx11) 3681-5884

PETRÓPOLIS – RJ
Rua do Imperador, 428 – Centro
CEP 25620-000
Tel (0xx24) 2237-7606

PORTO ALEGRE – RS
Rua dos Andradas, 1305 – Centro
CEP 90020-009
Tel (0xx51) 3224-7105

Praia de Belas Shopping
Av. Praia de Belas, 1181 – Bairro Menino Deus
CEP 90110-001
Tel (0xx51) 3231-4402

Shopping Moinhos de Vento
R. Olavo Barreto Viana, 36 – Moinhos de Vento
CEP 90570-070
Tel (0xx51) 3346-4658

RECIFE – PE
Rua Sete de Setembro, 267 – Centro
CEP 50005-030
Tel (0xx81) 3421-1499

Shopping Tacaruna
Av. Governador Agamenon Magalhães, 153, lj 100 – Santo Amaro
CEP 50100-010
Tel (0xx81) 3421-6391

Shopping Boa Viagem
Rua Padre Carapuceiro, 777, ljs 117/118 - Boa Viagem
CEP 51020-280
Tel (0xx81) 3467-5511

Shopping Guararapes – Jaboatão dos Guararapes
Av. Barreto de Menezes, 800, lj 187 – Piedade
CEP 54410-250
Tel (0xx81) 3468-1244

RIBEIRÃO PRETO – SP
Rua General Osório, 470
CEP 14010-000
Tel (0xx16) 610-7177

RIO DE JANEIRO – RJ
Botafogo Praia Shopping
Praia de Botafogo, 400, subsolo – Botafogo
CEP 22250-040
Tel (0xx21) 2554-5433

Rua do Ouvidor, 175 – Centro
CEP 20040-030
Tel (0xx21) 2221-0250

Shopping Rio Sul
Rua Lauro Müller, 116, lj 401, D58 – Botafogo
CEP 22290-160
Tel (0xx21) 2295-9782

Estrada do Portela, 70/80 – Madureira
CEP 21351-050
Tel (0xx21) 2450-2040

Rua Conde de Bonfim, 362 A – Tijuca
CEP 20520-054
Tel (0xx21) 2569-5541

Rua do Passeio, 42/56, sl/ T 2º ao 4º andar – Centro
CEP 20021-290
Tel (0xx21) 2524-0284

Av. Nossa Senhora de Copacabana, 622 – Copacabana
CEP 22050-000
Tel (0xx21) 2548-5327

Rua Visconde de Pirajá, 526/532 A – Ipanema
CEP 22410-002
Tel (0xx21) 2274-0590

Rua Coronel Agostinho, 112 – Campo Grande
CEP 23050-360
Tel (0xx21) 3394-5851

Rua das Laranjeiras, 49 a 51 – Laranjeiras
CEP 22240-000
Tel (0xx21) 2556-6596

Barrashopping
Av. das Américas, 4666, lj C – Barra da Tijuca
CEP 22640-102
Tel (0xx21) 2431-9593

Shopping Campo Grande
Estrada do Mendanha, 555 – SUC 103 – Campo Grande
CEP 23087-280
Tel (0xx21) 2414-9271

Shopping Via Parque
Av. Ayrton Senna, 3000, lj 1091 – Barra da Tijuca
CEP 22776-001
Tel (0xx21) 2421-1101

Norte Shopping
Av. Suburbana, 5332, lj 2301 – Del Castilho
CEP 20771-005
Tel (0xx21) 2595-0095

Shopping Iguatemi
Rua Barão de São Francisco, 236 – Andaraí
CEP 20560-030
Tel (0xx21) 2577-3006

Shopping Center Méier
Rua Dias da Cruz, 255, lj 228 – Méier
CEP 20720-010
Tel (0xx21) 2595-4886

Center Shopping Rio
Av. Geremário Dantas, 404, lj 135 – Jacarepaguá
CEP 20740-010
Tel (0xx21) 3312-5355

Ilha Plaza Shopping Center
Av. Maestro Paulo e Silva, 400, lj 128 – Ilha do Governador
CEP 21920-440
Tel (0xx21) 3353-2914

SALVADOR – BA

Shopping Iguatemi
Av. Antônio Carlos Magalhães, s/nº – Vale Camurugipe
CEP 41850-000
Tel (0xx71) 450-4106

Shopping Lapa
Portão da Piedade, 155, lj G2 – Piedade
CEP 40070-000
Tel (0xx71) 328-1002

Rua Junqueira Ayres, 8, lj 19 – Barris
CEP 40070-080
Tel (0xx71) 328-1999

SANTOS – SP

Rua João Pessoa, 35 – Centro
CEP 11013-001
Tel (0xx13) 3219-2240

Av. Ana Costa, 542/546 – Gonzaga
CEP 11060-002
Tel (0xx13) 3289-5599

SÃO BERNARDO DO CAMPO – SP

Rua Marechal Deodoro, 1489 – Centro
CEP 09710-002
Tel (0xx11) 4122-2588

Shopping Metrópole
Praça Samuel Sabatini, 200 – Bairro Jardim do Mar
CEP 09750-700
Tel (0xx11) 4125-6086

SÃO JOSÉ – SC

Shopping Center Itaguaçu
Rua Gerôncio Thives, 1079, Suc 238 – Barreiros
CEP 88117-900
Tel (0xx48) 346-7573

SÃO JOSÉ DOS CAMPOS – SP

Av. Dr. Nélson D'ávila, 29 – Centro
CEP 12245-030
Tel (0xx12) 321-6911

Center Vale Shopping
Av. Deputado Ben. Matarazzo, 9403 – Osvaldo Cruz
CEP 12216-580
Tel (0xx12) 322-6300

SÃO LUÍS – MA

Rua Grande, s/nº – Centro
CEP 65020-250
Tel (0xx98) 232-3071

SÃO PAULO – SP
Rua Direita, 151/167 – Centro
CEP 01002-001
Tel (0xx11) 3105-3464

Shopping Iguatemi
Av. Brigadeiro Faria Lima, 1191 – Jardim Paulista
CEP 01451-000
Tel (0xx11) 3812-9551

Shopping Plaza Sul
Praça Leonor Kaupa, 100 - Saúde
CEP 14010-000
Tel (0xx11) 5078-7565

Rua 12 de Outubro, 92 – Lapa
CEP 05073-000
Tel (0xx11) 3834-7453

Shopping Ibirapuera
Av. Ibirapuera, 3103 – Indianópolis
CEP 04029-200
Tel (0xx11) 5561-9791

Shopping Interlagos
Av. Interlagos, 2255, lj 1 – Santo Amaro
CEP 04660-000
Tel (0xx11) 5563-7689

Shopping Tatuapé
Rua Domingos Agostim, s/nº – Tatuapé
CEP 03306-010
Tel (0xx11) 294-8428

Shopping da Penha
Rua Dr. João Ribeiro, 304 – Penha
CEP 03634-000
Tel (0xx11) 296-5076

Market Place Shopping Center
Av. das Nações Unidas, 13947 – Morumbi
CEP 04794-000
Tel (0xx11) 5093-2212

Shopping West Plaza
Av. Antartica, 408 – Água Branca
CEP 05003-020
Tel (0xx11) 3873-1322

Shopping Light
Rua Coronel Xavier de Toledo, 23 – Centro / Viaduto do Chá
CEP 01048-000
Tel (0xx11) 3159-4048

SOROCABA – SP
Shopping Center Sorocaba
Av. Izoraida M. Peres, 401 – Alto do Campolim
CEP 18048-101
Tel (0xx15) 224-2186

TAGUATINGA – DF
QD CSA I, lotes 02, 03, 04, 16, 17 – Taguatinga
CEP 72015-015
Tel (0xx61) 352-1964

UBERLÂNDIA – MG
Praça Tubal Vilela, 252/272 - Centro
CEP 38400-088
Tel (0xx34) 3236-4846

VITÓRIA – ES
Rua Deputado Nélson Monteiro, 61 – Centro
CEP 29010-290
Tel (0xx27) 3322-0025

Shopping Center Vitória
Av. Nossa Senhora dos Navegantes, 1440, lj 14 – Santa Helena
CEP 29050-902
Tel (0xx27) 335-1014

VOLTA REDONDA – RJ
Praça Brasil, 171 – Centro
CEP 27260-660
Tel (0xx24) 3348-3030

RELATÓRIO ANUAL

Annual Report **2001**



02 NOV 12 AM 10:12

AMERICANAS.C

Multiplicidade / *Multiplicity*

LOJAS AMERICANAS

Grandes marcas, preços baixos, todos os dias.

Great brands, low prices, every day.



LOJAS AMERICANAS

Pelas ruas da cidade e nos shoppings do Brasil circulam pessoas de todas as idades e classes sociais, numa saudável mistura de costumes, cores e formas. Para entender seus desejos é necessário conhecer individualidades, conviver com as diferentes culturas e compartilhar sonhos. Ter algo na medida exata para cada uma dessas pessoas é o grande desafio de Lojas Americanas.

On city streets and at shopping centers throughout Brazil, one can find people of all ages and social classes, in a healthy mixture of habits, colors, and forms. In order to understand their purchase preferences, it is necessary to be familiar with personalities, live with different cultures, and share dreams. To have just the right thing for each one of these individuals is Lojas Americanas' great challenge.

Índice / *Table of Contents*

Mensagem da Diretoria

Para nossos acionistas, associados e fornecedores

No desafiante cenário econômico brasileiro do ano de 2001, Lojas Americanas conseguiu evoluir nos seus principais indicadores operacionais e financeiros, resultante, basicamente, da determinação e perseverança dos nossos associados, conjugadas com a intensificação da parceria com os nossos principais fornecedores e a preferência dos nossos clientes.

Dessa conjugação de esforços, quando analisamos Lojas Americanas sem a controlada Americanas.com, evoluímos em 3 p.p. na nossa margem bruta, que juntamente com uma redução de 7,3% de despesas com vendas, nos conduziu a 7,5% de EBITDA sobre a receita líquida, representando uma evolução de 92,6% quando comparado com 2000.

Da mesma forma, o nosso canal de comércio eletrônico, Americanas.com, apresentou uma expressiva evolução nos seus indicadores de resultado, confirmando o acerto da nossa decisão de entrarmos nesse, então, novo canal.

Quando analisado de forma consolidada, o nosso crescimento total de vendas foi de 4,2%, destacando que a Americanas.com já representa 4,3% da receita líquida total de Lojas Americanas.

Assim sendo, registramos um lucro líquid consolidado de R$ 57,1 milhões, o que resulto numa proposta de distribuição de dividendos d R$ 14,6 milhões (ON R$ 0,20 e PN R$ 0,22 p lote de mil ações) para os nossos acionistas.

As perspectivas para o ano de 2002 nos deixa entusiasmados, não tão somente pela evoluçã esperada do cenário econômico nacional, com também pelas oportunidades existentes de melho dos nossos principais indicadores de performanc sempre buscando um melhor atendimento da necessidades dos nossos clientes.

Finalmente, gostaríamos de agradecer a garra a dedicação dos nossos associados, demonstrada ao longo do ano de 2001, assim como o apoio a confiança que recebemos de nossos cliente acionistas e fornecedores.

DIRETORIA

Message from the Board of Directors

To our stockholders, associates and suppliers

In the challenging Brazilian economic scenario of 2001, Lojas Americanas managed to develop its main operational and financial performance indicators, basically as a result of the determination and steadfastness of our associates, as well as of an increased partnership with our main suppliers and the loyalty of our customers.

By analyzing the performance of Lojas Americanas (not including the subsidiary Americanas.com), it can be noted that these combined efforts brought about a growth of 3 percentage points (p.p.) in the Company's gross margin, which, together with a reduction of 7.3% in selling costs, resulted in EBITDA of 7.5% on net revenue, representing a growth of 92.6% in comparison with 2000.

Similarly, our electronic sales outlet, Americanas.com, showed significant growth in its principal result performance indicators, justifying our decision to enter this area, new at the time.

From a consolidated point of view, our total sales growth reached 4.2%, an important fact being that Americanas.com now represents 4.3% of the total net revenues of Lojas Americanas.

Consequently, the Company's consolidated net income amounted to R$ 57.1 million, resulting in a proposal for dividend distribution of R$ 14.6 million (R$ 0.20 per 1,000 common shares and R$ 0.22 per 1,000 preferred shares) to our stockholders.

The outlook for 2002 is rather encouraging, not only because of the expected development of the national economic scenario, but also because of the existing opportunities for improving our principal performance indicators, constantly seeking the best ways to meet our customers' needs.

Finally, we would like to acknowledge the determination and dedication from our associates throughout 2001, as well as the support and confidence shown by our customers, stockholders and suppliers.

THE BOARD OF DIRECTORS







1, Lojas Americanas hoje

Desde a sua criação, em maio de 1929, Lojas Americanas já entendia o valor dos bons produtos e das novidades, procurando satisfazer plenamente os consumidores e deixando-os totalmente à vontade na hora da escolha dos produtos. Sua primeira loja, localizada em Niterói, Rio de Janeiro, já empregava um grande número de mulheres, numa atitude pioneira e que visava satisfazer aos anseios das donas-de-casa, responsáveis pela compra de mercadorias para toda a família.

No passado, a Companhia lançou novos hábitos e tendências no país, como o cachorro-quente e o *sundae*, trazidos diretamente dos Estados Unidos. O objetivo sempre foi agradar aos mais de 1 milhão de clientes que circulam diariamente pelas Lojas Americanas.

Hoje, Lojas Americanas emprega diretamente cerca de 9.000 pessoas, que trabalham para o bem-estar desta clientela. Os espaços destinados à exposição de mercadorias são planejados para oferecer ao consumidor um ambiente agradável, prático e muito confortável, dividido em seis grandes segmentos: Infantil, Lar, Beleza, Confecção, Lazer e Alimentos de Conveniência. São milhares de itens à disposição de todos.

Lojas Americanas está sempre atenta aos aspectos mais sutis de seus clientes, tornando-se assim a maior vendedora do Brasil de ovos de Páscoa, *compact discs* (CD), fraldas, brinquedos etc.

Além do calendário nacional e dos eventos programados, como o Natal, a Páscoa, o Dia das Crianças, o Dia das Mães, o Dia dos Pais, o Dia dos Namorados e a Volta às Aulas, Lojas Americanas não se esquece das manifestações culturais regionais, como o Círio de Nazaré, no Pará, ou Cosme e Damião, no Rio de Janeiro. Dessa forma, o *mix* oferecido por Lojas Americanas contempla produtos diferenciados para atender a estes eventos.

Lojas Americanas today

Since it was founded in May 1929, Lojas Americanas has always understood the value of good products and novelties, aiming to totally satisfy their customers and leave them feeling completely at ease when selecting their purchases. Its first store, located in Niterói, Rio de Janeiro, had already employed a large number of women, in a pioneer attitude which aimed to satisfy housewives' expectations since they are the main ones responsible for the purchase of merchandise for the entire family.

In the past, the Company launched new habits and trends in the country, such as the hot dog and the sundae, brought directly from the United States. The objective was always to please the more than one million customers who visit Lojas Americanas daily.

Today, Lojas Americanas directly employs approximately 9,000 persons, who work for the well-being of these customers. Spaces designed for the display of merchandise are planned to offer the customer a pleasing, practical, and very comfortable atmosphere, divided into six large departments (areas): Children, Home, Beauty, Clothing, Recreation, and Convenience Food. There are thousands of items at everyone's disposal.

Lojas Americanas is always attentive to the subtlest aspects of its customers, and therefore became the largest seller in Brazil of chocolate Easter eggs, compact discs (CD), diapers, toys, etc.

In addition to the national calendar and scheduled events, such as Christmas, Easter, Children's Day, Mother's Day, Father's Day, Valentine's Days, and Back-to-School, Lojas Americanas also remembers regional cultural manifestations, such as the Círio de Nazaré, in Pará, or Cosme and Damião, in Rio de Janeiro. In this way, the product mix offered by Lojas Americanas contemplates differentiated products that meet these events.


A Maior Páscoa do mundo
LOJAS AMERICANAS

2, Informações sobre a empresa

Assembléia Geral

A Assembléia Geral Ordinária e Extraordinária foi realizada no dia 2 de abril, às 15 horas, em Primeira Convocação, no anexo à Sede da Companhia, localizado à Rua Coelho e Castro, 38, Rio de Janeiro.

Sede

Lojas Americanas S.A.
Rua Sacadura Cabral, 102
Rio de Janeiro – RJ
CEP 20081-902
Telefone: (5521) 2206-6556
Fax: (5521) 2206-6687

Ações Escriturais

O Banco Bradesco S.A. é a instituição financeira depositária das ações escriturais da Companhia, atendendo em todas as suas agências do território nacional.

Auditores Externos

PricewaterhouseCoopers
Auditores Independentes

Rua da Candelária, 65
11° ao 15° andar
Rio de Janeiro – RJ
CEP 20091-020

Bolsa de Valores

As ações da Lojas Americanas S.A. são registradas nacionalmente, podendo ser negociadas em todas as Bolsas de Valores. A Companhia também tem suas ações negociadas no mercado norte-americano através de *ADRs* (*American Depositary Receipt*) – nível 1, tendo como banco depositário americano o Bank of New York.

Departamento de Relações com Investidores

Cópias adicionais deste relatório também podem ser obtidas através do Departamento de Relações com Investidores ou diretamente no *website* na internet.

Murilo Corrêa – Gerente de Relações com Investidores
Telefone: (5521) 2206-6505
Fax: (5521) 2206-6898
E-mail: murilo.correa@lasa.com.br

Endereço na internet:
http://www.lojasamericanas.com.br/financeiro

Company information

Stockholders' General Meeting

The Ordinary and Extraordinary Stockholders' General Meeting was held on April 2, at 3:00 p.m., upon First Convocation, at the Annex of the Company Headquarters, located at Rua Coelho e Castro, 38, in Rio de Janeiro.

Headquarters

Lojas Americanas S.A.
Rua Sacadura Cabral, 102
Rio de Janeiro – RJ
CEP 20081-902
Telephone: (5521) 2206-6556
Fax: (5521) 2206-6687

Shares

The Banco Bradesco S.A. is the depositary financial institution for Company shares, with services at all its branches in the national territory.

External Auditors

PricewaterhouseCoopers Auditores Independentes

Rua da Candelária, 65
11th – 15th floor
Rio de Janeiro – RJ
CEP 20091-020

Stock Market

Lojas Americanas S.A. shares are recorded nationally and may be negotiated on all the Stock Markets. The company also has its shares negotiated on the North American Market through ADR's (American Depositary Receipt) – level 1, with the Bank of New York being the depositary bank.

Investors' Relations Department

Additional copies of this report may also be obtained through the Investors' Relations Department or directly through the Worldwide website.

Murilo Corrêa – Investors' Relations Manager
Telephone: (5521) 2206-6505
Fax: (5521) 2206-6898
E-mail: murilo.correa@lasa.com.br

Website:
http://www.lojasamericanas.com.br/financeiro



LOJAS AMERICANAS
Todos os dias
LOJAS AMERICANAS
Preços baix



LOJAS AMERICA

3, Distribuição geográfica
Geographical distribution



RR
AP
AM
PA
2
MA
1
CE
4
RN
PB
PE
AL
PI
AC
RO
TO
BA
3
MT
DF
4
GO
2
MG
8
MS
1
SP
24
RJ
PR
6
SC
3
RS
3
1
4
2
2
2
26

Regiões / *Regions*	Localização / *Location*		Total de Lojas / *Total Stores*
	shopping	rua / *st.*	
SE / *SE*	32	28	60
NE / *NE*	11	06	17
S / *S*	08	04	12
CO / *MW*	03	04	07
N / *N*	01	01	02
	55	43	98

Centros de Distribuição / *Distribution Centers*

	Área Construída (m²) / *Constructed Area (m²)*
Recife – PE	22.900
Rio de Janeiro – RJ	35.500
São Paulo – SP	38.000

4, AMERICANAS.COM

Criada no final de 1999, a Americanas.com chegou como uma nova maneira do consumidor interagir com a marca Lojas Americanas. Em menos de dois anos, a loja *online* conquistou os internautas e firmou-se como a número 1 do comércio eletrônico brasileiro.

Americanas.com é propriedade conjunta de Lojas Americanas e alguns dos mais respeitados investidores do mercado financeiro, como JPMorgan Partners, Flatiron Partners, Next International, Global Bridge Ventures (Vectis Group) e AIG Capital Partners. Como canal de comércio eletrônico, a Americanas.com objetiva atender às necessidades de compras *online* de aproximadamente quatro milhões de brasileiros.

Hoje, o consumidor já conta com 35 mil produtos a mais na hora da compra - com itens antes não comercializados nas lojas físicas. Através da Americanas.com, diversas categorias de produtos, como eletrodomésticos, eletrônicos e informática passam a ser associados à marca Lojas Americanas. Sem esquecer do maior catálogo *online* de CDs, com mais de 11 mil títulos.

A marca Lojas Americanas foi além da internet. Através de Televendas, chegamos aos clientes que preferem a mesma conveniência e o mesmo serviço por telefone. Outro segmento de destaque é formado pelos quiosques da loja virtual instalados nas lojas tradicionais. Esses quiosques simbolizam a sinergia entre Americanas.com e Lojas Americanas.

A consolidação e o crescimento da marca Americanas na internet e a percepção do público quanto à excelência dos serviços prestados levou a Americanas.com a receber os prêmios Revelação/iBest 2001 e Melhor B2C/iBest 2001.

Em seu segundo ano completo de operação, Americanas.com realizou o maior volume de vendas *online* do Brasil. A venda bruta acumulada durante 2001 alcançou R$ 80,8 milhões, volume 3,2 vezes maior que os R$ 25,2 milhões registrados no exercício anterior, confirmando o reconhecimento da marca Lojas Americanas pelos públicos A e B da internet. São cerca de 300 mil clientes ativos que procuram a confiança, os preços, os bons produtos e a tradição de Lojas Americanas.

O lucro bruto acumulado até dezembro foi de R$ 13,4 milhões, ou 21,4% da venda líquida. O prejuízo operacional acumulado em 2001 - 13,5 milhões - e os investimentos de R$ 5,6 milhões realizados durante o ano foram financiados por geração de caixa e recursos próprios de capital. A posição de caixa e de títulos comercializáveis ao final de dezembro era de aproximadamente R$ 29,7 milhões.

AMERICANAS.COM S.A. – COMÉRCIO ELETRÔNICO – DRE (R$ milhões)
AMERICANAS.COM S.A. – ELECTRONIC COMMERCE – STATEMENT OF INCOME (R$ million)

	2001	2000	4T01	4T00
Receita Bruta / *Gross Revenue*	**80,8**	**25,2**	**32,0**	**12,8**
Receita Líquida / *Net Revenue*	62,7	19,1	24,7	9,2
Lucro Bruto / *Gross Profit*	**13,4**	**2,9**	**5,5**	**1,1**
Despesas Operacionais / *Operating Expenses*	(26,9)	(48,4)	(8,0)	(16,4)
Prejuízo Operacional antes do Resultado Financeiro / *Operating Loss before Financial Income*	**(13,5)**	**(45,5)**	**(2,6)**	**(15,2)**
Receitas (Despesas) Financeiras / *Financial Income (Expenses)*	(0,1)	0,1	0,1	0,3
Prejuízo do Período / *Loss for the Period*	**(13,6)**	**(45,4)**	**(2,5)**	**(14,9)**
EBITDA / *EBITDA*	(8,3)	(43,4)	0,4	(14,1)





Americanas.com

Created at the end of 1999, Americanas.com offered consumers a new way of interacting with the Lojas Americanas brand. In less than two years, the online store won over "internauts" and established itself as number one in Brazilian electronic commerce.

Americanas.com is the joint property of Lojas Americanas and some of the most respected investors in the financial market, such as JPMorgan Partners, Flatiron Partners, Next International, Global Bridge Ventures (Vectis Group), and AIG Capital Partners. As an electronic commerce channel, Americanas.com aims to meet the online purchasing needs of approximately four million Brazilians.

Today, consumers can already count on over 35 thousand extra products when making their purchases, with items previously not marketed in the physical stores. Through Americanas.com, diverse product categories, such as appliances and housewares, electronics, and computer products begin to be associated with the Lojas Americanas brand. Without mentioning the largest online CD catalogue, with more than 11 thousand titles.

The Lojas Americanas brand went beyond the Worldwide Web. Through phone sales, we reach customers who prefer the same convenience and service by phone. Another highlighted sector consists of the virtual store kiosks installed in the traditional stores. These kiosks symbolize the synergy between Americanas.com and Lojas Americanas.

The consolidation and growth of the Lojas Americanas brand on the Worldwide Web and the public's perception regarding service excellence led Americanas.com to receive the iBest 2001 Revelation and iBest 2001 Best B2C awards.

In its second complete year of operation, Americanas.com achieved the greatest volume of online sales in Brazil. The Company's accumulated gross revenue in 2001 reached R$ 80.8 million, a volume 3.2 times greater than the R$ 25.2 million recorded in the previous year, confirming the acknowledgement of the Lojas Americanas brand by A and B audiences on the Web. Nearly 300 thousand active customers are looking for the reliability, prices, quality products, and tradition of Lojas Americanas.

The accumulated gross profit in December was R$ 13.4 million, or 21.4% of net sales. The accumulated operating loss in 2001 – 13.5 million – plus investments of R$ 5.6 million made during the year were financed by cash generation and the Company's capital resources. The cash position and commercial papers at the end of December totalled approximately R$ 29.7 million.

Venda bruta / *Gross revenue*
Trimestral (R$ milhões) / *Quarterly development (R$ million)*



40
30
20
10
0
0,8
3,9
7,7
12,8
9,3
15,1
24,4
32,0
2000
2001

Lucro bruto / *Gross profit*
Trimestral (R$ milhões) / *Quarterly development (R$ million)*



0,1
0,6
1,1
1,1
1,6
2,4
3,9
5,5
2000
2001

EBITDA / *EBITDA*
Trimestral (R$ milhões) / *Quarterly development (R$ million)*



5
0
(5)
(10)
(15)
(20)
(6,2)
(11,9)
(11,2)
(14,1)
(3,8)
(3,2)
(1,7)
0,4
2000
2001



5,


Facilita

A Facilita Serviços e Propaganda S.A. é uma subsidiária integral de Lojas Americanas. Opera como prestadora de serviços para instituições financeiras na captação de clientes que desejam obter empréstimos ou financiar bens de consumo.

Em 2001, o processo de expansão da Facilita levou à implementação de novos serviços financeiros e à inauguração de dez novos pontos-de-venda, perfazendo um total de 131 lojas, distribuídas pelas diferentes regiões brasileiras.

O ano de 2001 foi importante para a consolidação dos serviços e da marca Facilita, a partir da oferta de produtos financeiros de maior valor agregado. Em abril, foi implantado o Cartão Facilita no Rio de Janeiro, após seu lançamento em São Paulo, em setembro de 2000. O Cartão Facilita possibilita realizar compras financiadas em Lojas Americanas e nos estabelecimentos credenciados à rede Cheque Eletrônico, além de saques 24 horas e solicitação de empréstimos através do Telecheque. No segundo trimestre do ano, a Facilita também lançou um novo produto, o Empréstimo Premiado.

Pelo site da Facilita – www.facilitanet.com.br – os clientes também podem solicitar empréstimos, além do Cartão Facilita.

Facilita

Facilita Serviços e Propaganda S.A. is a wholly owned subsidiary of Lojas Americanas. It operates as a service provider for financial institutions by identifying customers who would like to obtain loans or finance consumer goods.

In 2001, Facilita's expansion process led to the implementation of new financial services and the inauguration of ten new points of sale, bringing the number of stores distributed throughout the different regions in Brazil up to a total of 131.

The year 2001 was important for the consolidation of Facilita's services and brandname, offering financial products with a greater added value. In April, the Facilita Card was implemented in Rio de Janeiro, after having been released in São Paulo; in September 2000. The Facilita Card makes it possible to finance purchases at Lojas Americanas and Electronic Check-accredited establishments, in addition to 24-hour cash withdrawals, and loan requests through Telecheque. In the second quarter of the year, Facilita also released a new product, the Prize-winning Loan.

At the Facilita website – www.facilitanet.com.br – customers may also request loans, in addition to the Facilita Card.

6, 2001, novo patamar de resultados

Lojas Americanas, ao longo do ano de 2001, apresentou uma extraordinária evolução nos seus principais indicadores operacionais e financeiros, quando comparados com anos anteriores.

A evolução mencionada deu-se num ambiente econômico, tanto nacional quanto internacional, pouco favorável, haja vista a quantidade de fatores que desestimularam o nível de consumo de uma forma geral.

Apesar disso, Lojas Americanas conseguiu, através de seus associados e fornecedores, além da confiança dos seus clientes, alcançar um novo patamar de resultados operacionais e financeiros, que foram alcançados através de uma completa revisão da sua estratégia de gestão, sempre buscando uma melhora de sinergia, não só entre as diversas áreas da organização, assim como junto aos seus fornecedores.

A nova estratégia implementada de gestão permitiu uma maior capacidade de adaptação ao instável ambiente macroeconômico, conduzindo a uma otimização da estrutura de custos, associado a uma melhor performance da margem dos produtos vendidos. Tal feito foi provocado por um aprimoramento da operação de compra e venda, obtida pela contínua qualificação de seus associados.

Em 2001, Lojas Americanas apresentou um novo patamar de resultado, melhor que os resultados de anos anteriores e, certamente, inferior aos resultados dos anos que virão.






OFERTA
TAPETE

2001, new level of result performance

During the year 2001, Lojas Americanas displayed extraordinary growth in its main operational and financial performance indicators, in comparison to previous years.

This growth occurred in a not so favorable national and international economic scenario influenced by myriad factors that discouraged buying on a general scale.

In spite of these factors, and thanks to associates, suppliers, and loyal customers, Lojas Americanas was able to reach a new level of operational and financial results. This was possible through a complete revision of its management strategy, always targeting improved synergy, not only among the diverse organizational divisions, but also together with suppliers.

The implementation of a new management strategy allowed for greater adaptation to the unstable macroeconomic panorama, leading to costs structure optimization and corresponding to better performance in terms of product sales. This outcome was attained through an enhancement of its purchasing and sales operations, the result of the continual qualification of its associates.

The new level of result performance achieved by Lojas Americanas in 2001 was much greater than in previous years and certainly lower than in the years ahead.





EVA®

Em 2001, foi iniciada a apuração dos resultados consolidados de Lojas Americanas pela metodologia do *EVA® – Economic Value Added* (Valor Econômico Adicionado). Durante o ano, diversos treinamentos disseminaram este novo conceito entre os principais executivos da nossa empresa, com o objetivo de criar uma cultura voltada para a busca efetiva de geração de valor para os acionistas.

A partir de 2002, os resultados gerenciais de lojas e departamentos comerciais serão acompanhados pelo *EVA®*.

EVA®

In 2001, the Company started to use the EVA® (Economic Value Added) methodology for calculating its consolidated results. Throughout the year, various training programs were put into practice with the objective of disseminating this concept among our principal Company executives and creating a culture for effectively adding value to our stockholders.

As of 2002, the managerial performance at stores and sales departments will be monitored by EVA®.

SAP Retail

Em setembro de 2001, foi iniciada a operação do *software* de gestão integrada *SAP Retail* em todas as lojas, para a melhoria de sistemas e ganhos de performance. Esta primeira fase de implantação foi cumprida com sucesso no grupo de departamentos comerciais utilizado como piloto e está permitindo a integração e a funcionalidade com outros módulos do *SAP* já instalados na Lojas Americanas (Contabilidade FI/CO e Recursos Humanos). O *SAP Retail* será implantado nos demais departamentos ao longo de 2002.

SAP Retail

In September 2001, the SAP Retail integrated management software was implemented in all the stores, focussing on system improvements and performance gains. This first stage of the project was successfully implemented in the group of sales departments used as a pilot, and now permits integration and functionality with the other SAP modules already installed (Accounting FI/CO and Human Resources) in Lojas Americanas. SAP Retail will be implemented in the remaining departments throughout 2002.



7, Desempenho e resultados no exercício

Analisando os principais indicadores operacionais do exercício social de 2001, ressalta-se o significativo progresso tanto de Lojas Americanas (sem Americanas.com) quanto de suas controladas. O EBITDA de R$ 104 milhões, ou 7,5% sobre a receita líquida, foi um dos principais destaques. Este resultado foi obtido a partir de um ganho de 3 p.p. na margem bruta em relação ao ano anterior, alcançando um patamar de 28,4% em 2001, além do crescimento da receita bruta consolidada da Companhia de 4,2% e da redução das despesas operacionais (com vendas, gerais e administrativas) de 4,3% em relação ao ano de 2000. O lucro líquido consolidado (sem Americanas.com) foi de R$ 38,4 milhões, demonstrando os resultados concretos das ações implementadas pela Companhia no período.

O bom desempenho da Americanas.com em 2001 refletiu o esforço em maximizar os índices operacionais da mesma, como: crescimento da venda bruta (3,2 vezes maiores do que no ano anterior) e lucro bruto de R$ 13,4 milhões, ou 21,4% da venda líquida, representando um aumento de 6,2 p.p.

Annual performance and results

An analysis of the main operational performance indicators for the year 2001 shows significant progress both for Lojas Americanas (without Americanas.com) as well as its subsidiaries. EBITDA of R$ 104 million, or 7.5% on net revenue, was one of the principal highlights. This result was obtained from a gain of 3 percentage points (p.p.) in the Company's gross margin, as compared to the previous year, reaching 28.4% in 2001, in addition to a 4.2% growth of the Company's consolidated gross revenue and a 4.3% reduction in operating expenses (sales, general and administrative) as compared to the year 2000. The consolidated net income (without Americanas.com) was R$ 38.4 million, demonstrating concrete results of the actions implemented by the Company during the period.

The good performance of Americanas.com in 2001 reflected the efforts to maximize its operating indexes, such as gross revenue increase (3.2 times greater than the previous year) and a gross profit of R$ 13.4 million, or 21.4% of net revenue, representing an increase of 6.2 percentage points (p.p.).

8, Novos horizontes: as prioridades para 2002

É difícil prognosticar se 2002 será um ano favorável para o varejo. No entanto, a vantagem competitiva de Lojas Americanas consiste em seus aprendizados enquanto organização: *a sua flexibilidade e a grande capacidade de adaptação frente às situações adversas* num contexto macroeconômico de alta volatilidade.

Tem como prioridade para o ano de 2002, a estabilização do seu novo patamar de resultados, através de um aprimoramento na captura das inúmeras oportunidades de crescimento no mercado nacional.

Lojas Americanas entende como um propulsor de crescimento o aumento da sua rentabilidade, que se dará através da melhora de sua margem e na otimização dos seus custos. No que tange ao aumento de suas receitas, a organização voltará seus esforços para produzir um incremento no volume de suas vendas através da abertura e reforma de lojas, revisão e adequação contínua de seu *mix* de produtos, da potencialização dos seus diversos canais de vendas através da promoção de uma maior sinergia entre o mundo real das lojas, internet e o canal de Televendas, além da busca contínua de oportunidades em outros segmentos de mercado.

Como forma de suportar essas iniciativas, Lojas Americanas dará prosseguimento à implantação do sistema *SAP Retail* e *EVA®*, bem como investirá na capacitação gerencial de seus associados, na qualificação operacional através de treinamentos e *no contínuo aperfeiçoamento de sua estrutura*.

Finalmente, a melhora do *EVA®* será alcançada não só pela melhora do resultado operacional, assim como pela adequação da sua estrutura de capital.









New horizons: priorities for 2002

It is difficult to forecast whether 2002 will be a favorable year for retail. However, Lojas Americanas' competitive edge consists on being a learning organization, principally in terms of its flexibility and great capacity to adapt when faced with adverse situations in a highly volatile macroeconomic context.

Its priority for the year 2002 is to stabilize its new level of results through the optimized seizing of innumerable growth opportunities in the national marketplace.

Lojas Americanas understands that an increase in its profitability, which will result from improvement of its gross profit and costs optimization, is a driving growth factor. Regarding increase in revenue, the Organization will aim its efforts toward producing an increase in sales volume through: the inauguration and refurbishing of stores; continual review and adaptation of its product mix; the potentiation of its diverse sales channels by promoting greater synergy among stores, the Internet, and telesales channel; in addition to a continuous search for opportunities in other market segments.

As a way to support these initiatives, Lojas Americanas will proceed with the implementation of the SAP Retail System and EVA®, as well as invest in the management skills of its associates, in operational qualification through training, and continuous improvement of its structure.

Finally, the EVA® improvement will be achieved not only through the improvement in operating income, but also by the adaptation of its capital structure.

9, Apostando na prata da casa

Lojas Americanas continua investindo na capacitação de seus associados e na busca de novos talentos. Em 2001, sua atuação na gestão de pessoas teve como foco aprimorar a qualificação e o desempenho das lideranças. As ações nessa direção compreenderam reuniões para alinhamento da cultura empresarial, revisão da estrutura de processos, treinamento e desenvolvimento dos associados e mudanças na metodologia de avaliação do desempenho, além de treinamentos específicos voltados para a melhoria dos processos operacionais e das particularidades inerentes ao negócio.

Por meio do Programa Trainee 2001, 15 recém-formados receberam treinamento nos diversos departamentos da Companhia. Este programa é prioritário e conduz ao pleno aproveitamento dos profissionais, que participam de reuniões com todas as lideranças, discutem resultados, assumem responsabilidades e traçam metas. Na visão da empresa, o Programa de Estágio também é um importante instrumento de oxigenação e busca de novos talentos.



HALLS
HALLS
HALLS
Nestlé



Investing in people

Lojas Americanas continues investing in the qualification of its associates and in the search for new talents. In 2001, personnel management focused on improving the qualification and performance of its leaders. Actions related to this objective included meetings for aligning the Company's business culture, review of process structures, training and development of its associates, and changes in the performance evaluation methodology, in addition to specific training programs for improvement of operational processes and inherent business functions.

Through the 2001 Trainee Program, 15 recent university graduates received training in the various Company departments. This program is a priority and leads to the full use of the professionals, who participate in meetings with all the leaders, discuss results, assume responsibilities, and outline goals. The Company believes that the Coop Student Program is also an important renovation instrument as well as a search for new talents.







1
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3
4
5
6
7
LOJAS AMERICANAS
CAIXA LIVRE
LOJAS AMERICANAS
SOL BUCAL PLAX
5.69
Trident

10, Panorama do resultado consolidado

Demonstrações do resultado consolidado

A Administração da Companhia, ao longo de 2001 realizou as prioridades propostas para o exercício conforme mencionado no Relatório da Administração do ano anterior.

Consolidated results panorama

Consolidated statement of income

Throughout 2001, the Company's Administration met the priorities proposed for the year, as mentioned in the Administration Report from the previous year.

RE – CONSOLIDADO (R$ milhões) / *STATEMENT OF INCOME – CONSOLIDATED (R$ millions)*

	Consolidado *Consolidated*	Consolidado s/ Americanas.com *Consolidated w/o Americanas.com*			
	2001	2001	2000	4T01	4T00
eceita Bruta / *Gross Revenue*	1.764,7	1.683,9	1.667,9	554,3	560,0
eceita Líquida / *Net Revenue*	1.444,0	1.381,3	1.357,8	459,5	455,5
ucro Bruto / *Gross Profit*	406,2	392,8	344,3	130,5	106,9
% RL) / *(% NR)*	28,1	28,4	25,4	28,4	23,5
eceitas (Despesas) Operacionais / *Operating Income (Expenses)*	(259,2)	(243,4)	(262,6)	(65,6)	(72,7)
om Vendas / *Sales*	(64,3)	(50,9)	(45,0)	(20,1)	(13,6)
erais e Administrativas / *General and Administrative*	(27,1)	(27,3)	(14,0)	(2,5)	(7,5)
utras / *Others*	(350,6)	(321,6)	(321,6)	(88,2)	(93,8)
esultado Operacional antes do Resultado Financeiro / *Operating Income before Financial Income*	55,6	71,2	22,7	42,3	13,1
% RL) / *(% NR)*	3,9	5,2	1,7	9,2	2,9
esultado Financeiro / *Financial Income*	(26,9)	(27,3)	(15,9)	(1,7)	(9,5)
esultado Operacional antes da Equivalência / *Operating Income before Equity Accounting*	28,7	43,9	6,8	40,6	3,6
esultado Não-Operacional / *Non-Operating Income*	22,3	(5,5)	(9,7)	(5,8)	(9,6)
articipações / IR e CS / *Participations / Inc. Tax and SC*	6,1		(7,2)	2,3	(0,9)
ucro Líquido (Prejuízo) / *Net Income (Loss)*	57,1	38,4	(10,1)	37,1	(6,9)
% RL) / *(% NR)*	4,0	2,8	(0,7)	8,1	(1,5)
BITDA / *EBITDA*	90,1	104,0	54,0	50,3	20,6
% RL) / *(% NR)*	6,2	7,5	4,0	10,9	4,5





EBITDA

O progresso da performance dos indicadores operacionais no período, principalmente o aumento da margem bruta e a redução das despesas operacionais, permitiu a obtenção, em 2001, de um EBITDA (lucro operacional antes do resultado financeiro, dos impostos, da depreciação e da amortização) no valor de R$ 104 milhões, ou 7,5% sobre a receita líquida.

Nos gráficos, visualiza-se a evolução da geração de caixa ao longo do ano e em relação aos anos anteriores:

EBITDA

The development of the operational performance indicators during the period, especially the increased gross margin and the reduced operating expenses, gave rise to EBITDA (earnings before financial income, taxes, depreciation and amortization) in 2001 of R$ 104.0 million, or 7.5% of net revenue.

The following charts show the cash generation throughout the year and in relation to previous years:


EBITDA / EBITDA
Evolução trimestral (% RL) / Quarterly development (% NR)
2001
2000
12
10
8
6
4
2
0
2,2
0,8
7,2
7,2
7,6
2,7
10,9
4,5
1º trimestre
1Q
2º trimestre
2Q
3º trimestre
3Q
4º trimestre
4Q


EBITDA / EBITDA
Evolução anual (% RL) / Annual development (% NR)
12
10
8
6
4
2
0
2,0
4,0
7,5
1999
2000
2001

Resultado operacional

No acumulado, o resultado operacional antes do resultado financeiro foi de R$ 71,2 milhões, contra R$ 22,7 milhões em 2000. Este resultado representa uma variação positiva de R$ 48,5 milhões.

Operating income

The accumulated result of operations reflects an operating income before financial income of R$ 71.2 million, against R$ 22.7 million in 2000. This represents a positive variation of R$ 48.5 million.



Resultado operacional / Operating income (Loss)
Evolução trimestral (R$ milhões) / Quarterly development (R$ million)
2001
2000
50
40
30
20
10
0
(10)
(2,0)
(5,5)
15,5
15,2
15,4
(0,1)
42,3
13,1
1° trimestre
1Q
2° trimestre
2Q
3° trimestre
3Q
4° trimestre
4Q



Resultado operacional / Operating income (Loss)
Evolução anual (R$ milhões) / Annual development (R$ million)
90
70
50
30
10
0
(10)
(1,0)
22,7
71,2
1999
2000
2001

Margem bruta

Um novo patamar de margem foi alcançado em 2001, resultante da melhora contínua de gestão dessa importante variável.

Gross margin

A new margin level was achieved in 2001, as a result of the continuous improvement in the management of this important variable.



Margem bruta / Gross margin
Evolução trimestral (% RL) / Quarterly development (% NR)
2001
2000
30
28
26
24
22
28,1
26,9
28,5
25,7
28,8
26,5
28,4
23,5
1° trimestre
1Q
2° trimestre
2Q
3° trimestre
3Q
4° trimestre
4Q



Margem bruta / Gross margin
Evolução anual (% RL) / Annual development (% NR)
30
28
26
24
25,6
25,4
28,4
1999
2000
2001

Vendas

Em 2001, a receita bruta acumulada cresceu 1% quando comparada com o exercício anterior.

No entanto, ao analisar a receita bruta consolidada da Companhia, verifica-se que a mesma apresentou um crescimento de 4,2% em relação ao ano 2000.

Sales

In 2001, accumulated gross revenues grew by 1% when compared to the previous year.

However, analyses of the Company's consolidated gross revenue show an increase by 4.2% in relation to 2000.

Receita bruta consolidada / ***Consolidated gross revenue***
Evolução anual (R$ milhões) / *Annual development (R$ million)*



1.850
1.750
1.650
1.550
1.450
1.510
1.693
1.765
1999
2000
2001

Receita por associado / ***Revenue per associate***
Evolução anual (R$ milhares) / *Annual development (R$ thousand)*



180
160
140
120
100
117
133
170
1999
2000
2001

A inadimplência média de Lojas Americanas no 4º trimestre foi de 2,1% (somente nas operações com cheques), ficando abaixo da média do mercado, que foi de 2,4% (Teledata).

Tabela comparativa com a abertura das vendas pela modalidade de pagamento:

Lojas Americanas' average delinquency rate in the 4th quarter was 2.1% (only in operations with checks), compared to the market average of 2.4% (Teledata).

A breakdown of the Company's sales by type of payment is shown in the table below:

VENDAS POR MODALIDADE DE PAGAMENTO / ***SALES PER TYPE OF PAYMENT***

	4T01	4T00	Var. (p.p.)	2001	2000	Var. (p.p.)
Dinheiro / *Cash*	61%	59%	2	62%	59%	3
Cartão de Crédito / *Credit Card*	33%	33%	-	32%	32%	-
Cheque / *Check*	6%	8%	(2)	6%	9%	(3)

Despesas operacionais

Observa-se que as despesas operacionais (com vendas, gerais e administrativas) reduziram 4,3% em relação ao ano anterior, com destaque para as despesas com vendas, que apresentaram um decréscimo de 7,3%. É importante ressaltar que estas despesas estão impactadas pelos gastos adicionais de oito lojas novas (quatro em 2000 e quatro em 2001), aumento das tarifas públicas, serviços e dissídios coletivos. Retirando-se o impacto das lojas novas, a redução nas despesas com vendas foi de 12,4% no 4º trimestre e de 9,9% no acumulado.

Operating expenses

It will be noted that operating expenses (sales as well as general and administrative) decreased by 4.3% when compared to the previous year, especially in the case of sales expenses, which dropped 7.3%. It should be emphasized that these expenses are impacted by the additional costs of eight new stores (four in 2000 and four this year), increases in public rates, services and collective labor agreements. Disregarding the impact of new stores, sales expenses decreased by 12.4% in the 4th quarter, and 9.9% accumulated.

DESPESAS OPERACIONAIS (R$ milhões) / *OPERATING EXPENSES (R$ million)*

	2001	2000	Var. (%)	4T01	4T00	Var. (%)
Despesas com Vendas / *Sales Expenses*	243,4	262,6	(7,3)	65,6	72,7	(9,8)
Despesas Gerais e Administrativas / *General and Administrative*	50,9	45,0	13,1	20,1	13,6	47,8








Resultado financeiro

A Administração da Companhia continua com sua política conservadora de aplicação do caixa, através da adoção de uma posição de *hedge* em dólares norte-americanos tanto para o seu passivo financeiro quanto para a sua posição de caixa total.

Financial income

The Company's Management continues to adopt its conservative cash investment policy, taking a hedge position in US dollars both for its financial liabilities and for its total cash position.

Posição de financiamento dos estoques

Lojas Americanas encerrou o exercício de 2001 com seus estoques financiados. Isso foi possível devido a um melhor planejamento das compras, rigidez no controle dos estoques e aperfeiçoamento de todo o processo operacional.

Inventory financing position

At the close of 2001 the Company's inventories were financed. This was made possible by a better planning of purchase operations, strict control of inventory and improvements in the whole operating process.

Investimentos em 2001

Ao longo de 2001 a Companhia investiu aproximadamente R$ 27,4 milhões. Este montante foi alocado nos seguintes projetos:

Tecnologia	R$ 12,6 milhões
Reforma e abertura de lojas	R$ 12,3 milhões
Outros projetos	R$ 2,5 milhões

Investments in 2001

Throughout 2001, the Company invested approximately R$ 27.4 million which were allocated to the following projects:

◦ *Technology*	*R$ 12.6 million*
◦ *Refurbishment and opening of stores*	*R$ 12.3 million*
◦ *Other projects*	*R$ 2.5 million*

Novas lojas e reformas

Em 2001, Lojas Americanas prosseguiu com o seu plano de remodelagem e inaugurações. Foram reformadas seis lojas e inauguradas quatro.

Em abril, duas novas lojas foram abertas no Rio de Janeiro acrescentando um total de 3.576m² de área de vendas. No 2º semestre foram abertas mais duas lojas, uma no Rio de Janeiro (com 1.467m² de salão de vendas) e outra em São José/SC (com 1.514m² de salão de vendas).

Lojas Americanas fechou o ano de 2001 com 98 lojas, o que representa uma área total de vendas de 235.916m². Todas as lojas já operam de acordo com o *layout* no conceito de Mundos, estabelecido em 1998, sendo que 32 já foram reformadas ou inauguradas com esse conceito.

Refurbishment and opening of stores

In 2001, Lojas Americanas continued with its refurbishment and opening of stores. Six units were refurbished and 4 new stores inaugurated.

In April, two new stores were opened in Rio de Janeiro, adding 3,576m² retail floor. In the second semester two other stores were opened, one in Rio de Janeiro (with 1,467m² retail floor) and another one in São José/SC (with 1,514m² retail floor).

At the close of 2001, Lojas Americanas had 98 stores and a total retail floor space of 235,916m². All stores operate in accordance with the layout defined in the "Worlds" concept established in 1998. Accordingly, 32 have been inaugurated or refurbished under this concept.

LOJAS INAUGURADAS / *STORES INAUGURATED*

	Localização *Location*	Área de Vendas *Retail Floor Space*	Inauguração *Inauguration*
Shopping Center do Méier	Rio de Janeiro / RJ	1.569m²	Abr / *Apr* 2001
Center Shopping Rio	Rio de Janeiro / RJ	2.007m²	Abr / *Apr* 2001
Ilha Plaza Shopping	Rio de Janeiro / RJ	1.467m²	Set / *Sep* 2001
Shopping Center Itaguaçu	São José / SC	1.514m²	Dez / *Dec* 2001

LOJAS REFORMADAS / *STORES REFURBISHED*

	Localização *Location*	Reinauguração *Re-inauguration*
Shopping Del Rey	Belo Horizonte / MG	Jun / *Jun* 2001
Campo Grande	Rio de Janeiro / RJ	Jul / *Jul* 2001
BH Shopping	Belo Horizonte / MG	Ago / *Aug* 2001
Volta Redonda	Volta Redonda / RJ	Nov / *Nov* 2001
Shopping Londrina	Londrina / PR	Nov / *Nov* 2001
Via Parque	Rio de Janeiro / RJ	Dez / *Dec* 2001


R$
0,99
LOJAS AMERICANAS
R$
1,09
Tostines
SURPRESA

Coordenação conceitual e projeto gráfico / *Concept and graphic design*
Ana Couto Design

Fotos / *Photos*
Adelmo Lapa
Arquivo das Lojas Americanas / ***Lojas Americanas' file***

Redação / *Text editing*
Hermann Nass

LOJAS AMERICANAS

Rua Sacadura Cabral, 102 – Pça. Mauá – 20081-902 – Rio de Janeiro – RJ – Brasil